2004 ANNUAL REPORT

ARLS

P.E. 2/29/04

STANDARD MICROSYSTEMS CORP




512



04032917



SMSC
SUCCESS BY DESIGN



Product Sales
(in millions)
$200
$150
$100
$50
0
'00 '01 '02 '03 '04



Gross Profit Percentage
55%
44%
33%
22%
11%
0
'00 '01 '02 '03 '04



Research and Development
(in millions)
$40
$30
$20
$10
0
'00 '01 '02 '03 '04



ABOUT SMSC

Many of the world's most successful global technology companies rely upon SMSC as a go-to resource for integrated circuits and semiconductor system solutions that span analog, digital and mixed-signal technologies. SMSC forms close bonds with its customers to solve challenges of space, cost and time-to-market through the delivery of products for high-speed computing, connectivity and embedded networking applications.

SMSC addresses computing, communications and consumer electronics markets through world-leading positions in Input/Output (I/O) and non-PCI Ethernet products; innovations in USB 2.0 and other high-speed serial solutions; and integrated networking products employed in a broad range of applications.

Leveraging substantial intellectual property, SMSC thrives at the intersection of silicon, software and customized OEM applications. The Company's research and development activities ensure an expanding portfolio that anticipates the future requirements of its customers and allows the Company to steadily broaden its range of addressable markets. A fabless semiconductor supplier, SMSC relies on a comprehensive infrastructure for keeping pace with the fast, efficient supply chains of top-tier customers.

The Company is based in Hauppauge, New York with operations in North America, Taiwan, Japan, Korea, China and Europe. Engineering design centers are located in Arizona, New York and Texas. Additional information is available at www.smsc.com.



SMSC U.S.
Hauppauge, NY
Austin, TX
Phoenix, AZ
Tucson, AZ
San Jose, CA

EUROPE
Munich, Germany

ASIA
Shanghai, China
Taipei, Taiwan
Seoul, Korea

JAPAN
Tokyo, Japan
Osaka, Japan


smsc

Semiconductor product sales grew by 24% in fiscal 2004, reaching their highest level in SMSC's history and marked the third consecutive year that the Company has outgrown the overall industry.



SUCCESS BY DESIGN









TO MY FELLOW SHAREHOLDERS,

As a result of our unwavering commitment to providing solutions that help to drive the success of our customers, SMSC achieved significant improvements in its financial results in fiscal 2004, while continuing to invest in the development of a broad range of products to address our customers' needs. I am pleased to review with you details of SMSC's progress, as well as current programs that will contribute to ongoing customer success and continued improvements in SMSC's performance.

Semiconductor product sales grew by 24% in fiscal 2004, reaching their highest level in SMSC's history and marked the third consecutive year that the Company has outgrown the overall industry. Growth in fiscal 2004 was realized in all major product areas as significant progress was made in our diversification efforts. Non-PC I/O sales grew to 33% of total sales from 27% a year earlier, and are expected to grow further, to about 40%, in fiscal 2005. Progress was also made in broadening our analog/mixed-signal product offerings. By the end of the fiscal year, almost 50% of all products shipped contained analog content.

Sales of Connectivity products, including our USB 2.0 product line, tripled in fiscal 2004 compared to the prior year. SMSC's broad product offering, addressing increasing requirements for high speed data transfer, is enabling the Company to participate in several product areas within the USB arena, and is expanding our OEM customer base in consumer electronics applications. Sales of card reader controllers designed for use with digital camera and MP3 applications, as well as mass storage devices, are showing strong contributions, and we are securing design wins for our line of hub and flash drive controllers.

Networking product sales grew by more than 50% for the year, and SMSC is making continued investments as high-volume networking opportunities unfold. The Company is beginning to see significant volume from Ethernet devices selling into applications such as digital TVs, printers, gaming machines and other consumer electronics devices.

SMSC's total PC I/O sales grew faster than worldwide PC revenues in fiscal 2004, increasing by 14%, and further increased our leading market share position. In addition to providing value to our customers through continued I/O integration, we are expanding our focus to address increasing system requirements for controlling system heat, power and acoustics. This is becoming particularly important to mobile and consumer devices that are adding features and functionality in smaller form factors.

Along these lines, SMSC introduced several new single-chip environmental monitoring and control devices in fiscal 2004 targeting mobile, desktop, workstation, server and embedded applications, as well as announcing the availability of a multi-zone fan control device with hardware monitoring and acoustic noise reduction features. High volume design wins have already been secured at top tier OEMs such as Dell, HP and Intel.



In addition to product diversification, SMSC is also focused on broadening its geographical presence to target more diverse opportunities and is increasingly well-positioned to compete globally. Our capabilities have been expanded in Japan, Taiwan, Europe, Korea and China. Along these lines, during fiscal 2004, SMSC purchased the minority interest in SMSC Japan from Sumitomo Metal Industries Ltd., resulting in SMSC Japan becoming a wholly owned subsidiary of SMSC. The decision to move to 100% ownership of SMSC Japan further strengthened our global infrastructure and demonstrates our continued commitment to the Japanese market.

In September of last year, SMSC announced that it had signed a new agreement with Intel Corporation that enhanced the business and intellectual property relationship between the two companies. The agreement provides for an aggregate of $75 million of payments from Intel to SMSC, of which $22.5 million was received in fiscal 2004 and the balance is to be paid in quarterly installments through calendar 2008.

All of the above achievements contributed to a strong financial performance for SMSC in fiscal 2004. Total revenues of $215.9 million were up 39% from fiscal 2003. Gross profit was 50.8% of total revenues and operating income was $28.8 million, compared to $1.1 million in fiscal 2003. Net income from continuing operations was $1.17 per share, compared to a loss of $0.42 per share a year earlier.

In addition to strong financial performance during the year, SMSC's already very healthy balance sheet improved even further. Cash and liquid investments increased by $61.0 million to $173.9 million at the end of the year, and inventories are well aligned with expected product demand. Book value has now climbed to $14.27 per share.

Lastly, on April 26, 2004 SMSC unveiled a new global brand identity, including a new corporate logo, tagline and website design. SMSC has made considerable progress in reshaping the Company during the recent industry downturn, and now is the right time to renew our corporate image as we work to gain greater awareness of the value that SMSC provides to all of its stakeholders. Our new SMSC logo, as it appears in this annual report, is aligned with our being the "right fit" for our customers' needs. Our new tagline—SUCCESS BY DESIGN—highlights a culture that is deliberate in the manner in which we are ensuring success for our customers.


NASDAQ

In summary, SMSC is laying the foundation for continued and sustainable growth as it diversifies its business and becomes more widely recognized as the leading value provider in the markets that it serves. We believe the Company's growing capabilities will only expand its competitive advantages and allow SMSC to continue to deliver value to customers, employees and shareholders. I'd like to thank our employees for their ongoing commitment to SMSC's success and our shareholders for their continued support.

Sincerely,

Steven J. Bilodeau
Chairman of the Board, President and Chief Executive Officer

April 28, 2004

COMPUTING PLATFORM SOLUTIONS





CREATING VALUE THROUGH CUSTOMIZED, FEATURE-RICH SOLUTIONS FOR APPLICATIONS INSIDE AND OUTSIDE OF THE PC

SMSC has consistently been the market leader for Advanced I/O solutions with a portfolio of PC-related products that includes I/O devices, system controller hubs, microcontrollers and environmental monitoring and control solutions.

As we deepen our expertise in analog and mixed-signal design, SMSC is addressing an even larger piece of the total computing system. SMSC adds value by providing reconfigurable content that supports transitions from current to future system architectures. The Company also supports a collection of system management functions that perform services for power management, thermal management and fan control. Lastly, SMSC is focused on creating ways for customers to differentiate platforms through the implementation of unique features such as BIOS controls and glue logic.

SMSC has consistently been the market leader for Advanced Input/Output (I/O) solutions with a portfolio of PC-related products that includes I/O devices, system controller hubs, microcontrollers and environmental monitoring & control (EMC) solutions. In fact, in calendar 2003, SMSC had approximately half of the worldwide revenue for Advanced I/O devices in PCs. Addressing the system as a whole, rather than as discrete parts, we have developed digital and mixed-signal computing platform solutions that interconnect disparate functions. These integrated, high-performance, high-productivity systems save valuable time and money.

As PC computing architectures have evolved, the desktop and mobile businesses have become markets unto themselves. SMSC's technologies are also ideal for other fast-growing mobile applications including portable consumer electronics devices and tablet PCs.

We are also expanding our focus within our Computing Platform Solutions business to address increasing system requirements for controlling heat, power and acoustics. This is becoming particularly important to mobile and consumer devices that are adding features and functionality in smaller form factors. Along these lines, SMSC has introduced several new-single chip EMC devices targeting mobile, desktop, workstation, server and embedded applications, and has announced the availability of a multi-zone fan control device with hardware monitoring and acoustic noise reduction features.

In addition, targeting a broad range of embedded I/O applications based on LPC and ISA architectures, SMSC is providing design and local application support to designers for floppy disk control, keyboard control and BIOS and parallel/serial control, supporting them over the long product life cycle of these embedded applications.

Benefiting all SMSC customers, the high volumes delivered to all of these markets continue to drive favorable economies of scale in the SMSC supply chain. In addition, through our successes in component integration, we expect to continue to outpace growth in the PC market.



CONNECTIVITY SOLUTIONS

The need to implement low pin count interface solutions to optimize package and interface costs for chip-to-chip and chip-to-peripheral applications has been an obvious requirement for over a decade. The development of the Universal Serial Bus (USB) I/O standard in the mid 1990's was based on the assumption that this low pin count solution would displace the diverse parallel legacy interfaces used for I/O in the PC. USB's original, low-speed, 12Mbits per second performance level was not sufficient to provide an incentive for a mass transition for most I/O functions. The rapid deployment of the second generation USB 2.0, with a top speed of 480Mbits per second, began to redefine PC interface specifications and the trend toward high-speed serial interfaces gained momentum.



SEAMLESS INTEROPERABILITY THROUGH HIGH-SPEED SERIAL INTERFACES

SMSC has been investing to develop the skills, technology and infrastructure to service the growing market for devices interfacing to systems through high-speed serial solutions. Today, these devices are concentrated in USB 2.0 and include controllers for storage applications (hard drives, flash drives, flash memory cards, optical CD and DVD drives) and system components known as hubs.

USB 2.0, Serial ATA and PCI-Express are all current examples of high-speed, low pin count, serial interface technologies migrating away from parallel, high pin count solutions. Each of these serial technologies is customized to achieve its specific task in the I/O landscape and, by the middle of calendar 2004, all of these solutions will be in volume production. USB 2.0 has the highest deployment today and has rapidly expanded beyond the PC, where it was conceived, into a wide variety of consumer electronics applications, such as digital multimedia and other embedded networking communications, all key areas of focus for SMSC.

SMSC has been investing to develop the skills, technology and infrastructure to service the growing market for devices interfacing to systems through high-speed serial solutions. Today, these devices are concentrated in USB 2.0 and include controllers for storage applications (hard drives, flash drives, flash memory cards, optical CD and DVD drives) and system components known as hubs. USB 2.0 hubs are crucial building blocks for providing interface expansion as the availability of new peripherals using this technology increases. SMSC is also a key technology contributor to an advanced USB 2.0 PHY interface specification known as the Universal Transceiver Macrocell + Low Pin Interface, also known as ULPI. This advanced PHY interface is enabling USB 2.0 to expand its penetration into high-density System-on-Chip applications by eliminating the need for designers to integrate the USB 2.0 transceiver into their own semiconductor devices.

As USB 2.0 is becoming ubiquitous throughout the PC market for hosts and peripherals, it is helping to drive volumes in all aspects of SMSC's USB business. Our tailored silicon and software solutions enable fast time-to-market and differentiated features in cost effective designs. Sales of card reader controllers designed for use with digital cameras and mass storage devices are showing strong contributions and we are securing designs for our line of hub and flash drive controllers. For consumer applications that make entertainment media mobile, we are developing low-power transceiver and bridge products used with MP3 and other media players. Connectivity and mobile storage technology is changing daily and SMSC is at the forefront of delivering both silicon and software platforms for revolutionary markets rapidly evolving with each new application.


OK

NETWORKING PRODUCTS



HIGH-PERFORMANCE, EASY-TO-USE EMBEDDED NETWORKING SOLUTIONS

SMSC is the leading provider of non-PCI Ethernet products offering an easy and cost-effective way for designers to interconnect various subsystems inside embedded applications.

SMSC is the leading provider of non-PCI Ethernet products offering an easy and cost-effective way for designers to interconnect various subsystems inside embedded applications. Building upon this leadership position, the Company is increasingly targeting networking opportunities outside of typical industrial embedded markets and broadening its scope into home electronics and appliances, industrial and enterprise hardware markets.

Clearly, there is a growing trend for applications to be networked, and Ethernet's low-cost, high-performance features are driving this trend. New opportunities are emerging for SMSC to address networking needs for a wide range of products such as digital TVs, set-top boxes, digital video recorders/personal video recorders, digital media adapters and media servers. Driven mainly by households with multiple PCs that need to share broadband, files and printer access, Ethernet-based local area networks have also migrated from the office into the home. Today, Ethernet's scalable and low cost nature has allowed it to become the de facto networking standard in the home.

For non-consumer and industrial markets, SMSC provides easy-to-use, cost-effective solutions for networking factory and retail operations and for those requiring connections between embedded applications and PCs.

In addition, SMSC's line of ARCNET and CircLink™ products provide flexible, easy to use solutions for internal and external networks in applications such as copiers, photo development machines, industrial automation equipment, building and elevator systems, gaming machines, transportation systems and telecom equipment. ARCNET has long established itself as a highly reliable, secure networking protocol capable of high throughput speeds while minimizing system overhead and software costs. CircLink, a recent derivative of ARCNET, further enhances the protocol's ease of use and reduces system cost for the customer. Together, ARCNET and CircLink have established a large loyal customer following and continue to grow in popularity as embedded applications find ways to take advantage of networked devices and microcontrollers.

FUELING SUCCESS



Our customers' needs become our opportunities,
and their success fuels our success.
As such, SMSC aligns its product roadmap
of flexible, integrated solutions with the
roadmaps of its customers.

SMSC's culture is one of delivering greater value to its customers by meeting their requirements and exceeding their expectations. Our customers' needs become our opportunities, and their success fuels our success. As such, SMSC aligns its product roadmap of flexible, integrated solutions with the roadmaps of its customers.

SMSC is able to deliver this level of service through a combination of key assets, which include:

- top engineering talent capable of adding maximum value,
- the most appropriate technologies to meet or exceed requirements, and
- IP content and software capabilities enabling customer differentiation.

WHERE WE'RE HEADED

We believe the accelerated investments we are making in all of our businesses will lead to many new design wins, offering additional revenue growth. Our success in securing new design wins has enabled us to produce strong results, even in tough market conditions, and to strengthen our leading market share position. Our plan is to continue to build top-line momentum, to deliver consistently improving profits, and to establish SMSC as a leader in each of the niche markets we serve.



FINANCIAL REVIEW

Selected Financial Data	14
Management's Discussion and Analysis of Financial Condition and Results of Operations	16
Consolidated Balance Sheets	29
Consolidated Statements of Operations	30
Consolidated Statements of Shareholders' Equity	32
Consolidated Statements of Cash Flows	34
Notes to Consolidated Financial Statements	36
Reports of Independent Auditors	58
Shareholder Information	60

STANDARD MICROSYSTEMS CORPORATION AND SUBSIDIARIES

SELECTED FINANCIAL DATA

(In thousands, except per share data)

For the years ended February 28 or 29,	2004	2003	2002	2001	2000
Operating Results					
Product sales	$191,969	$154,244	$128,528	$162,008	$151,371
Intellectual property revenues	23,904	1,273	30,770	1,420	1,876
Total sales and revenues	215,873	155,517	159,298	163,428	153,247
Gross profit	109,637	69,424	78,034	66,768	59,363
Research and development	38,793	31,166	31,178	32,580	24,365
Selling, general and administrative	42,168	36,268	32,744	35,369	32,993
Amortization of intangible assets	1,311	1,167	—	—	—
Gains on real estate transactions	(1,444)	—	—	—	—
Restructuring costs	—	(247)	7,734	—	—
Operating income (loss)	28,809	1,070	6,378	(1,181)	2,005
Other income (expense)	985	(14,446)	4,308	34,293	3,415
Income (loss) from continuing operations	$ 21,542	$ (6,971)	$ 7,475	$ 22,164	$ 3,442
Net loss from discontinued operations	(24)	(500)	(1,564)	—	—
Gain (loss) on sales of discontinued operations, net of taxes	—	—	—	4,765	4,151
Cumulative effect of change in accounting principle, net of taxes	—	—	—	—	(2,924)
Net income (loss)	21,518	(7,471)	5,911	26,929	4,669
Gain on redemption of preferred stock of subsidiary	6,685	—	—	—	—
Net income (loss) applicable to common shareholders	$ 28,203	$ (7,471)	$ 5,911	$ 26,929	$ 4,669
Diluted net income (loss) per share					
Income (loss) from continuing operations	$ 1.17	$ (0.42)	$ 0.44	$ 1.29	$ 0.22
Net income (loss)	1.16	(0.45)	0.35	1.57	0.29
Net income (loss) applicable to common shareholders	1.53	(0.45)	0.35	1.57	0.29
Diluted weighted average common shares outstanding	18,479	16,538	16,900	17,165	15,915

The operating results presented above reflect:

- *The receipts of $22.5 million and $29.6 million of special intellectual property payments in fiscal 2004 and 2002, respectively, as more fully described in Note 7 to the Consolidated Financial Statements included in this report.*
- *Sales of real estate in fiscal 2004, as more fully described in Note 11.*
- *The Company's acquisition of Gain Technology Corporation in fiscal 2003, as more fully described in Note 4.*
- *$16.3 million of investment impairment charges recorded in fiscal 2003, as more fully described in Note 9.*
- *$9.0 million of business restructuring charges recorded in fiscal 2002, as more fully described in Note 6.*

SELECTED FINANCIAL DATA

(In thousands, except per share data)

As of February 28 or 29,	2004	2003	2002	2001	2000
Balance Sheet and Other Data					
Cash and liquid investments	$173,897	$112,897	$126,660	$109,174	$ 75,405
Working capital	191,199	145,639	154,981	146,382	111,016
Capital expenditures	10,380	5,695	4,488	14,600	10,503
Depreciation and amortization	11,002	10,752	11,614	11,792	9,988
Total assets	310,025	252,607	236,063	239,098	258,508
Long-term obligations	12,104	12,037	6,973	5,812	22,151
Shareholders' equity	262,102	204,012	193,453	194,315	201,792
Book value per common share	14.27	12.17	12.14	12.08	12.80

This selected financial data should be read in conjunction with the Consolidated Financial Statements and related notes, and the section entitled "Management's Discussion and Analysis of Financial Condition and Results of Operations," contained in this report.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion should be read in conjunction with the Company's Consolidated Financial Statements and notes thereto contained in this report.

Portions of this report may contain forward-looking statements about expected future events and financial and operating results that involve risks and uncertainties. These include the timely development and market acceptance of new products; the impact of competitive products and pricing; the effect of changing economic conditions in domestic and international markets; changes in customer order patterns, including loss of key customers, order cancellations or reduced bookings; and excess or obsolete inventory and variations in inventory valuation, among others. Words such as "believe," "expect," "anticipate" and similar expressions identify forward-looking statements. Such statements are qualified in their entirety by the inherent risks and uncertainties surrounding future expectations and may not reflect the potential impact of any future acquisitions, mergers or divestitures.

Standard Microsystems Corporation (the Company or SMSC) competes in the semiconductor industry, which has historically been characterized by intense competition, rapid technological change, cyclical market patterns, price erosion and periods of mismatched supply and demand. In addition, sales of many of the Company's products depend largely on sales of personal computers (PCs) and peripheral devices, and reductions in the rate of growth of the PC and peripheral device markets could adversely affect its operating results. SMSC conducts business outside the United States and is subject to tariff and import regulations and currency fluctuations, which may have an effect on its business. All forward-looking statements speak only as of the date hereof and are based upon the information available to SMSC at this time. Such information is subject to change, and the Company may not inform, or be required to inform, investors of such changes. These and other risks and uncertainties, including potential liability resulting from pending or future litigation, are detailed from time to time in the Company's reports filed with the Securities and Exchange Commission (SEC). Investors are advised to read the Company's Annual Report on Form 10-K and quarterly reports on Form 10-Q filed with the SEC, particularly those sections entitled *Other Factors That May Affect Future Operating Results*, for a more complete discussion of these and other risks and uncertainties.

OVERVIEW

DESCRIPTION OF BUSINESS

SMSC provides semiconductor systems solutions for high-speed communication and computing applications. Through the integration of its leading-edge digital, mixed-signal and analog design capabilities and software expertise, SMSC delivers complete solutions that monitor and manage computing systems and connect peripherals to computers and to one another.

The Company addresses computing, communications and consumer electronics markets through world-leading positions in Input/Output and non-PCI Ethernet products, innovations in USB 2.0 and other high-speed serial solutions, and integrated networking products employed in a broad range of applications.

SMSC is a fabless semiconductor supplier, whose products are manufactured by world-class third-party semiconductor foundries and assemblers. To ensure the highest product quality, the Company conducts a significant portion of its final testing requirements in the Company's own state-of-the-art testing operation.

The Company is based in Hauppauge, New York with operations in North America, Taiwan, Japan, Korea, China and Europe. SMSC operates engineering design centers in New York, Arizona and Texas.

FISCAL 2004 HIGHLIGHTS

STRATEGIC BUSINESS AGREEMENT WITH INTEL CORPORATION

In 1987, the Company and Intel Corporation (Intel) entered into an agreement providing for, among other things, a broad, worldwide, non-exclusive patent cross-license, covering manufacturing processes and products, thereby providing each company access to the other's current and future patent portfolios.

In September 1999, the two companies announced a technology exchange agreement (the Agreement) that would allow SMSC to accelerate its then ongoing development of Intel compatible chipset products. The Agreement provided, among other things, for Intel to transfer certain intellectual property related to Intel chipset architectures to SMSC, and provided SMSC the opportunity to supply Intel chipset components along with its own chipset solutions. The Agreement also limited SMSC's rights regarding Northbridges and Intel Architecture Microprocessors under the 1987 agreement.

The Agreement included provisions for its termination under certain circumstances. Under one such provision, SMSC could elect to terminate the Agreement should SMSC not achieve certain minimum chipset revenue amounts set forth in the Agreement, unless Intel paid SMSC an amount equal to the shortfall between the minimum revenue amount and the actual revenue for that period. In September 2001, pursuant to this provision, SMSC notified Intel of a chipset revenue shortfall of approximately $29.6 million for the twelve months ended September 21, 2001. In November 2001, the Company received a $29.6 million payment from Intel, which is reported as intellectual property revenue on the Company's Consolidated Statement of Operations for fiscal 2002. In September 2002, SMSC notified Intel of a chipset revenue shortfall for the 2002 twelve-month period. Intel did not make a payment to SMSC of that shortfall within the time frame specified within the Agreement, and SMSC gave Intel notice of termination of the Agreement in accordance with the terms thereof, and the parties commenced discussions regarding their various corporate and intellectual property relationships.

In September 2003, the Company and Intel announced that they had enhanced their intellectual property and business relationship. The companies agreed to collaborate on certain future I/O and sensor products, and Intel agreed to use the Company's devices on certain current and future generations of Intel products. In addition, the Company agreed to limit its rights under its 1987 patent cross-license with Intel to manufacture and sell Northbridge products and Intel Architecture Microprocessors on behalf of third parties. The companies also terminated an Investor Rights Agreement between them, which had been entered into in connection with Intel's 1997 acquisition of 1,543,000 shares of the Company's common stock. Under this agreement, Intel had certain information, corporate governance and other rights with respect to the activities of the Company.

In respect of this new relationship, Intel will pay to the Company an aggregate amount of $75 million, of which $20 million and $2.5 million were paid and recognized as intellectual property revenue in the third and fourth quarters of the Company's fiscal 2004, respectively. Of the remaining amount, $7.5 million will be paid during the balance of calendar year 2004, $10 million will be paid in calendar year 2005, $11 million will be paid in calendar year 2006, and $12 million will be paid in each of calendar years 2007 and 2008. Such amounts are payable in equal quarterly installments within each calendar year, and are subject to possible reduction, in a manner and to an extent to be agreed by the parties, based upon the companies' collaboration and sales, facilitated by Intel, of certain future new products of the Company.

PURCHASE OF MINORITY INTEREST IN SMSC JAPAN

During the fourth quarter of fiscal 2004, SMSC purchased the minority interest in SMSC Japan from Sumitomo Metal Industries, Ltd. (Sumitomo). Prior to this purchase, Sumitomo owned 20% of the issued and outstanding common stock and all of the non-cumulative, non-voting 6% preferred stock of SMSC Japan. The minority interest, which was carried at $11.8 million on SMSC's Consolidated Balance Sheet, was repurchased from Sumitomo for approximately $5.1 million. The excess of the carrying value over the purchase price was recorded as a credit to *Additional paid-in capital,* and is also presented as a component of *Net income applicable to common shareholders* on the Company's Consolidated Statement of Operations for fiscal 2004. As a result of this transaction, SMSC Japan is now a wholly owned subsidiary of SMSC.

RESOLUTION OF ARBITRATION

SMSC, Accton Technology Corporation (Accton) and SMC Networks, Inc. (Networks) had been involved in an arbitration related to claims associated with the purchase of an 80.1% interest in Networks by Accton from SMSC in October 1997. In September 2003, the arbitration panel issued its decision in this action, which directed the release of an escrow account to SMSC and awarded certain other payments among the parties. In December 2003, the parties reached a final settlement of the award, resulting in SMSC receiving $2.7 million in cash, including the escrow account, and realizing a pre-tax gain of $0.3 million, which is included within *Loss from discontinued operations.*

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of sales and revenues and expenses during the reporting period.

SMSC believes the following critical accounting policies and estimates are important to the portrayal of the Company's financial condition and operating results, and require critical management judgments and estimates about matters that are inherently uncertain. Although management believes that its judgments and estimates are appropriate and reasonable, actual future results may differ from these estimates, and to the extent that such differences are material, future reported operating results may be affected.

REVENUE RECOGNITION

Sales and revenues and associated gross profit from shipments to the Company's distributors, other than to distributors in Japan, are deferred until the distributors resell the products. Shipments to distributors, other than to distributors in Japan, are made under agreements allowing price protection and limited rights to return unsold merchandise. In addition, SMSC's shipments to its distributors may experience short-term fluctuations as distributors manage their inventories to current levels of end-user demand. Therefore, SMSC considers the policy of deferring revenue on shipments to distributors to be a more meaningful presentation of the Company's operating results. It allows investors to better understand end-user demand for the products that SMSC sells through distribution channels and it better focuses the Company on end-user demand. This policy is a common practice within the semiconductor industry. SMSC relies upon its distributors to supply the Company with distribution sales and inventory information regarding its products, and, although the information is reviewed and verified for accuracy, any errors or omissions made by those distributors and not detected by the Company, if material, could affect operating results.

Shipments made by the Company's Japanese subsidiary to distributors in Japan are made under agreements that permit limited or no stock return privileges and no price protection or other sales price rebates. SMSC recognizes revenue from product sales to distributors in Japan, and to original equipment manufacturers (OEMs), at the time of shipment, net of appropriate reserves for product returns and allowances. For these revenues, the Company must make assumptions and estimates of future product returns and sales allowances, and any differences between those estimates and actual results, if material, could affect that period's operating results.

INVENTORIES

The Company's inventories are comprised of complex, high technology products that may be subject to rapid technological obsolescence and which are sold in a highly competitive industry. Inventories are valued at the lower of first-in, first-out cost or market, and are reviewed for product obsolescence and impairment in value, based upon assumptions of future demand and market conditions. When it is determined that inventory is stated at a higher value than that which can be recovered, the Company writes this inventory down to its estimated realizable value. While the Company endeavors to forecast customer demand and stock commensurate levels of inventory, unanticipated inventory write-downs in the future may be required.

ALLOWANCE FOR DOUBTFUL ACCOUNTS

The Company maintains allowances for doubtful accounts for estimated losses resulting from the inability of its customers to make required payments. These estimated losses are based upon historical bad debts, specific customer creditworthiness and current economic trends. If the financial condition of a customer deteriorates, resulting in the customer's inability to make payments within approved credit terms, additional allowances may be required. The Company performs credit evaluations of its customers' financial condition on a regular basis, and has not experienced any material bad debt losses during the past three fiscal years. However, the Company's customer base changes as its business evolves, and past bad debt experience in not necessarily an indicator of future customer payment performance.

VALUATION OF LONG-LIVED ASSETS

Long-lived assets, including property, plant and equipment, and intangible assets, are monitored and reviewed for impairment in value whenever events or changes in circumstances indicate that the carrying amount of any such asset may not be recoverable. The determination of recoverability is based on an estimate of undiscounted cash flows expected to result from the use of an asset and its eventual disposition. The estimated cash flows are based upon, among other things, certain assumptions about expected future operating performance, growth rates and other factors. Estimates of undiscounted cash flows may differ from actual cash flows due to factors such as technological changes, economic conditions, and changes in the Company's business model or operating performance. If the sum of the undiscounted cash flows (excluding interest) is below the carrying value, an impairment loss is recognized, measured as the amount by which the carrying value exceeds the fair value of the asset.

Goodwill is tested for impairment in value annually, as well as when an event or circumstance occurs indicating a possible impairment in value.

Marketable and non-marketable long-term equity investments are also monitored for indications of impairment in value. The Company records an impairment charge against these investments when the investment is judged to have experienced a decline in value that is other than temporary. Judgments regarding the value of non-marketable equity investments are subjective and dependent upon management's assessment of the performance of the investee and its prospects for future success. During the third quarter of fiscal 2003, impairment charges totaling $16.3 million were recorded against two such investments, both of which were subsequently sold during fiscal 2004. As of February 29, 2004, the Company has no significant long-term equity investments.

INCOME TAXES

The Company accounts for income taxes in accordance with Statement of Financial Accounting Standards (SFAS) No. 109, *Accounting for Income Taxes,* which requires recognition of deferred tax assets and liabilities using enacted tax rates for the effect of temporary differences between the book and tax bases of recorded assets and liabilities. SFAS No. 109 also requires that deferred tax assets be reduced by a valuation allowance if it is more likely than not that some or all of the deferred tax assets will not be realized.

The Company regularly evaluates the realizability of its deferred tax assets by assessing its forecasts of future taxable income and reviewing available tax planning strategies that could be implemented to realize the deferred tax assets. At February 29, 2004, the Company had $21.6 million of deferred tax assets in excess of deferred tax liabilities, all of which are considered fully realizable. Factors that may affect the Company's ability to achieve sufficient future taxable income for purposes of realizing its deferred tax assets include increased competition, a decline in sales and revenues or gross margins, loss of market share, delays in product availability, and technological obsolescence.

LEGAL CONTINGENCIES

From time to time, the Company is involved in legal actions arising in the ordinary course of business. There can be no assurance that any third-party assertions against the Company will be resolved without costly litigation, in a manner that is not adverse to its financial position, results of operations or cash flows. As of February 29, 2004, no estimate can be made of any possible loss or possible range of loss associated with the resolution of any such contingencies. If additional information becomes available indicating that a loss, or range of losses, is probable, the Company would then record a charge for the minimum estimated liability, which could materially impact operating results and financial condition.

RESULTS OF OPERATIONS

SALES AND REVENUES

The Company's sales and revenues for fiscal 2004 were $215.9 million, including $192.0 million of product sales and $23.9 million of intellectual property revenues, compared to fiscal 2003 sales and revenues of $155.5 million, including $154.2 million of product sales and $1.3 million of intellectual property revenues. Fiscal 2002 sales and revenues were $159.3 million, including $128.5 million of product sales and $30.8 million of intellectual property revenues.

Intellectual property revenues include $22.5 million in fiscal 2004, and $29.6 million in fiscal 2002, respectively, received from Intel pursuant to intellectual property and business relationship agreements. Further details regarding these agreements appear within the Fiscal 2004 Highlights section of this discussion, and within Note 7 to the Company's Consolidated Financial Statements.

Product sales increased 24% in fiscal 2004 compared to fiscal 2003, following a 20% increase in fiscal 2003 compared to fiscal 2002. These increases reflect higher product sales in all of SMSC's major product categories, in terms of both units and dollars, compared to the corresponding prior year periods. New design-wins and increased PC demand helped to drive growth in sales of PC I/O products, which increased 14% in fiscal 2004, and 15% in fiscal 2003, respectively, over the comparable year-earlier periods. The Company's non-PC I/O products, which are focused in networking and USB connectivity applications, achieved higher product sales from recent new product introductions, as well as SMSC's ongoing focus on aggressively identifying and pursuing market opportunities in these product lines. Sales of non-PC I/O products increased 55% in fiscal 2004, and 35% in fiscal 2003, respectively, over the comparable year-earlier periods. Non-PC I/O product sales have continued to grow as a percentage of total product sales, increasing to almost 33% in fiscal 2004, compared to 27% in fiscal 2003 and 24% in fiscal 2002.

Sales and revenues by geographic region for the past three fiscal years were as follows *(in thousands)*:

For the years ended February 29 or 28,	2004	2003	2002
North America	$ 37,138	$ 14,712	$ 42,913
Asia and the Pacific Rim	168,380	131,903	106,123
Europe	10,335	8,823	10,157
Rest of World	20	79	105
	$215,873	$155,517	$159,298

Intellectual property revenues received from Intel are included within North America.

The Company expects that international shipments, particularly to Asia and the Pacific Rim region, will continue to represent a significant portion of its sales and revenues for the foreseeable future. A significant portion of the world's high technology manufacturing and assembly activity occurs in Asia and the Pacific Rim region, where many of the Company's significant customers conduct business.

GROSS PROFIT

Gross profit for fiscal 2004 was $109.6 million, or 50.8% of sales and revenues, compared to $69.4 million, or 44.6% of sales and revenues, in fiscal 2003. Gross profit in fiscal 2002 was $78.0 million, or 49.0% of sales and revenues. Excluding the impact of intellectual property revenues, gross profit was 44.7% of sales and revenues in fiscal 2004, compared to 44.2% in fiscal 2003 and 36.8% in fiscal 2002.

The improvement in gross profit percentage in fiscal 2004, to 44.7% of sales and revenues, as compared to 44.2% of sales and revenues achieved in fiscal 2003 (excluding intellectual property revenues in both periods), reflects the combination of lower product costs, an increase in unit production, lower inventory obsolescence charges, and the product mix shift towards non-PC I/O products, which generally produce higher gross margins than PC I/O products. The improvement in gross profit percentage in fiscal 2003, to 44.2% of sales and revenues, as compared to 36.8% of sales and revenues achieved in fiscal 2002 (excluding intellectual property revenues in both periods), reflects the same factors as the fiscal 2004 to fiscal 2003 comparison. In addition, gross profit in fiscal 2002 was adversely impacted by $1.3 million of inventory charges associated with the Company's fiscal 2002 restructuring.

Newly introduced products generally command higher average selling prices, which typically decline over product life cycles, due to competitive pressures and other factors. In order to offset declines in average selling prices, the Company continually works to incorporate additional functionality and value to its products, and to reduce the costs of its products, through product and manufacturing design changes, yield improvements, manufacturing efficiencies and lower costs negotiated with subcontract manufacturers.

RESEARCH AND DEVELOPMENT EXPENSES

The semiconductor industry, and the individual markets in which the Company currently competes, are highly competitive, and the Company believes that continued investment in research and development (R&D) is essential to maintaining and improving its competitive position, and to driving its opportunities for future growth. By striving to design innovative solutions and more functionality and features into its products, the Company continues to increase the value of its products for its customers and helps these customers speed their own products to market.

The Company's R&D activities are performed by a team of highly-skilled and experienced engineers and technicians, and are primarily directed towards the design of new integrated circuits, the development of new software design tools and blocks of logic, as well as ongoing cost reductions and performance improvements in existing products.

R&D expenses for fiscal 2004 were $38.8 million, compared to $31.2 million for both fiscal 2003 and fiscal 2002. The increase in fiscal 2004 reflects the impact of engineering staff additions, investments in advanced design tools and costs associated with development programs in increasingly complex technologies.

Fiscal 2003 R&D expenses include increased expenses driven by the Company's June 2002 acquisition of Gain Technology Corporation (Gain), offset by reduced expenditures for PC chipset development activities resulting from the Company's November 2001 restructuring.

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

Selling, general and administrative expenses were $42.2 million, or approximately 20% of sales and revenues, for fiscal 2004, compared to $36.3 million, or approximately 23% of sales and revenues, for fiscal 2003. Fiscal 2002 selling, general and administrative expenses were $32.7 million, or 21% of sales and revenues. The dollar increases reflect the impact of additional staff added to expand the Company's sales and marketing capabilities, as well as incremental selling costs, primarily sales commissions and incentives, associated with higher product sales.

Fiscal 2003 expenses include the impact of the June 2002 acquisition of Gain, partially offset by reduced expenditures resulting from the Company's November 2001 restructuring.

AMORTIZATION OF INTANGIBLE ASSETS

Amortization expense of $1.3 million and $1.2 million in fiscal 2004 and fiscal 2003, respectively, represent the amortization of intangible assets associated with the Company's June 2002 acquisition of Gain.

GAINS ON REAL ESTATE TRANSACTIONS

During the first quarter of fiscal 2004, the Company sold certain portions of its Hauppauge, New York real estate holdings, for aggregate proceeds of $7.0 million, net of transaction costs. These transactions resulted in an aggregate gain of $1.7 million, $1.4 million of which related to property in which the Company has no continued interest and was recognized within the Company's fiscal 2004 first quarter operating results, and $0.3 million of which related to property that the Company has leased back from the purchaser and has therefore been deferred. This deferred gain is being recognized within the Company's operating results as a reduction in rent expense on a straight-line basis over a 30-month period beginning in June 2003, consistent with the term of the lease. The Company's remaining rent obligation over the term of this lease is approximately $0.6 million.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS *(continued)*

OTHER INCOME AND EXPENSE

The decline in interest income, from $3.5 million in fiscal 2002 to $2.0 million in both fiscal 2003 and fiscal 2004, reflects a decline in interest rates on investments over these periods, partially offset by higher levels of investments.

During fiscal 2004, the Company sold its remaining equity investment in Chartered Semiconductor Manufacturing, Ltd. (Chartered), realizing losses of $0.7 million, which are included within *Other income (expense), net. Other income (expense), net* was nominal in fiscal 2003, and totaled $1.7 million in fiscal 2002, including gains of $0.6 million realized from the sale of two underutilized facilities and gains of $1.1 million realized on sales of a portion of an equity investment.

PROVISION FOR INCOME TAXES

Generally, the Company's income tax rate is a function of the federal, state and foreign statutory tax rates, the impact of certain permanent differences between the book and tax treatment of certain expenses, and the impact of tax-exempt income and various tax credits. The Company's effective income tax rate on income from continuing operations for fiscal 2004 was approximately 27%. By comparison, the effective income tax benefit rate was approximately 48% in fiscal 2003, and the effective income tax rate for fiscal 2002 was approximately 30%.

The provision for income taxes for fiscal 2004 includes the impact of tax credits and tax benefits associated with qualified export sales, as well as a benefit of $0.8 million for better than anticipated settlements of previously open tax audits.

The provisions for, or benefits from, income taxes from continuing operations have not been reduced for approximately $7.8 million, $1.8 million and $0.6 million of tax benefits in fiscal 2004, 2003 and 2002 respectively, derived from activity in stock-based compensation plans. These tax benefits have been credited to *Additional paid-in capital.*

DISCONTINUED OPERATIONS

The Company had been involved in certain legal actions relating to past divestitures of divisions and business units. These divestitures were accounted for as discontinued operations and, accordingly, costs associated with these actions are reported within *Loss from discontinued operations* on the Consolidated Statements of Operations. These costs totaled $0.3 million, $0.8 million and $2.5 million, before applicable income tax benefits, in fiscal 2004, 2003 and 2002, respectively. As of February 29, 2004, each of these actions has been resolved.

Under one such action, the Company was involved in an arbitration with Accton Technology Corporation (Accton) and SMC Networks, Inc. (Networks) related to claims associated with the purchase of an 80.1% interest in Networks by Accton from SMSC in October 1997. In September 2003, the arbitration panel issued its decision in this action, which directed the release of an escrow account to SMSC and awarded certain other payments among the parties. In December 2003, the parties reached a final settlement of the award, resulting in SMSC receiving $2.7 million in cash, including the escrow account, and realizing a pre-tax gain of $0.3 million, which is included within *Loss from discontinued operations.*

LIQUIDITY AND CAPITAL RESOURCES

The Company currently finances its operations through a combination of existing resources and cash generated by operations. The Company had no bank debt during fiscal 2004, 2003 or 2002.

The Company's cash, cash equivalents and liquid investments (including investments in marketable securities with maturities in excess of one year) increased to $173.9 million at February 29, 2004, compared to $112.9 million at February 28, 2003, an increase of $61.0 million. This increase reflects, among other items, the receipt of $22.5 million in intellectual property payments from Intel, $18.9 million of proceeds from exercises of stock options, $7.0 million provided by sales of real estate and $2.1 million provided by sales of the Company's investment in Chartered.

Operating activities generated $46.4 million of cash in fiscal 2004, including the $22.5 million of intellectual property payments noted in the previous paragraph. Investing activities consumed $22.0 million of cash for the same period, due principally to a net increase of $15.9 million in short-term and long-term investments, and $5.2 million used to purchase the minority interest in SMSC Japan. Financing activities provided $17.3 million of cash during fiscal 2004, including $18.9 million of proceeds from exercises of stock options. In fiscal 2003, operating activities generated $14.9 million of cash. Investing activities consumed $15.3 million of cash for the same period, including $15.7 million used for the acquisition of Gain and $5.7 million of capital expenditures, partially offset by $5.9 million for maturities, net of purchases, of short-term investments. Financing activities consumed $7.8 million of cash during fiscal 2003, including $10.4 million for purchases of treasury stock and $2.6 million for payments of obligations under capital leases and notes payable, partially offset by $5.2 million generated from the issuance of common stock through exercises of stock options.

The Company's inventories were $23.1 million at February 29, 2004, compared to $17.6 million at February 28, 2003, commensurate with expected demand for the Company's products.

Accounts receivable decreased from $22.7 million at February 28, 2003 to $21.9 million at February 29, 2004, due to strong collections. Reserves for customer credits and allowances are shown as reductions of accounts receivable. The Company's accounts receivable portfolio remains almost entirely current.

Accounts payable increased from $9.1 million at February 28, 2003 to $14.7 million at February 29, 2004, reflecting normal operating purchases for inventory, property, plant and equipment, and engineering tools occurring primarily during February 2004.

Capital expenditures for fiscal 2004 were $14.3 million, of which $10.4 million was paid in cash. The current year's capital investments include an expenditure of $3.9 million for advanced design tools, which is being financed by the supplier with payment terms extending through December 2006. During fiscal 2003, the Company acquired $1.9 million of advanced design tools under a similar agreement, which also provided for extended payments. Capital expenditures in fiscal 2004 were higher than the previous two fiscal years, reflecting, among other things, adverse general economic conditions during fiscal 2003 and fiscal 2002, and were predominantly for production test equipment and advanced design tools. Capital expenditures were

$5.7 million and $4.5 million for fiscal 2003 and 2002, respectively.

The Company anticipates that capital expenditures in fiscal 2005 will exceed those in fiscal 2004, due in part to the Company's plan to begin construction of an addition to its primary facility in Hauppauge, NY, during fiscal 2005. The current plan is to expand the facility from its current 80,000 square feet to approximately 200,000 square feet, allowing consolidation of the Company's Hauppauge operations into a single facility during fiscal 2006. There were no material commitments for capital expenditures as of February 29, 2004.

For income tax purposes, the Company has $12.4 million of federal net operating loss carryforwards as of February 29, 2004, which are available to offset ordinary taxable income generated in fiscal 2005 and beyond. In addition, several capital losses realized during fiscal 2004 will be carried back to offset capital gains realized in previous fiscal years, which is expected to result in claims for approximately $5.3 million of federal income tax refunds during fiscal 2005.

SMSC maintains a common stock repurchase program, as approved by its Board of Directors, which authorizes the Company to repurchase up to three million shares of its common stock on the open market or in private transactions. As of February 29, 2004, the Company had repurchased approximately 1.8 million shares of common stock at a cost of $23.5 million under this program. No shares were repurchased under this program during fiscal 2004.

As noted previously, the Company completed its acquisition of Gain in June 2002 for total consideration of $36.1 million, consisting of $17.9 million of common stock, $16.6 million of cash and $1.6 million of acquisition costs.

The Company's contractual payment obligations and purchase commitments as of February 29, 2004 were as follows *(in thousands)*:

		Payment Obligations by Period			
	Total	Within 1 Year	Between 1 and 3 Years	Between 3 and 5 Years	Thereafter
Operating leases	$ 4,092	$ 2,282	$1,810	$ —	$ —
Other obligations	15,775	3,671	6,823	1,546	3,735
Purchase commitments	19,278	18,062	1,216	—	—
Total	$39,145	$24,015	$9,849	$1,546	$3,735

The Company has considered in the past, and will continue to consider, various possible transactions to secure necessary foundry manufacturing capacity, including equity investments in, prepayments to, or deposits with foundries, in exchange for guaranteed capacity or other arrangements which address the Company's manufacturing requirements. The Company may also consider utilizing cash to acquire or invest in complementary businesses or products or to obtain the right to use complementary technologies. From time to time, in the ordinary course of business, the Company may evaluate potential acquisitions of or investments in such businesses, products or technologies owned by third parties.

The Company expects that its cash, cash equivalents, liquid investments, cash flows from operations and its borrowing capacity will be sufficient to finance the Company's operating and capital requirements through the end of fiscal 2005.

RECENT ACCOUNTING PRONOUNCEMENTS

In January 2003, the Financial Accounting Standards Board (FASB) issued Financial Accounting Standards Board Interpretation No. 46 (FIN 46), *Consolidation of Variable Interest Entities,* which was amended in December 2003. FIN 46 requires an investor with a majority of the variable interests (primary beneficiary) in a variable interest entity (VIE) to consolidate the entity and also requires majority and significant variable interest investors to provide certain disclosures. A VIE is an entity in which the voting equity investors do not have a controlling financial interest or the equity investment at risk is insufficient to finance the entity's activities without receiving additional subordinated financial support from the other parties. The provisions of FIN 46 were effective immediately for all arrangements entered into with new VIEs created after January 31, 2003. For arrangements entered into with VIEs created before January 31, 2003, the provisions of FIN 46 are effective at the end of the first reporting period ending after March 15, 2004. The Company has no interests in VIEs, and therefore does not expect the adoption of FIN 46 to have a material impact on its financial position or results of operations.

In December 2003, the Staff of the Securities and Exchange Commission (SEC or the Staff) issued Staff Accounting Bulletin No. 104 (SAB 104), *Revenue Recognition,* which supercedes SAB 101, *Revenue Recognition in Financial Statements.* SAB 104's primary purpose is to rescind accounting guidance contained in SAB 101 related to multiple element revenue arrangements, superceded as a result of the issuance of Emerging Issues Task Force Issue No. 00-21 (EITF 00-21), *Accounting for Revenue Arrangements with Multiple Deliverables.* While the wording of SAB 104 has changed to reflect the issuance of EITF 00-21, the revenue recognition principles of SAB 101 remain largely unchanged by the issuance of SAB 104. EITF 00-21 was effective for revenue arrangements entered into in fiscal periods beginning after June 15, 2003. The adoption of this standard did not have a material impact on the Company's financial condition or results of operations.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS *(continued)*

FINANCIAL MARKET RISKS

Interest Rate Risk—The Company's exposure to interest rate risk relates primarily to its investment portfolio. The primary objective of SMSC's investment portfolio management is to invest available cash while preserving principal and meeting liquidity needs. In accordance with the Company's investment policy, investments are placed with high credit-quality issuers and the amount of credit exposure to any one issuer is limited.

As of February 29, 2004, the Company's $38.7 million of short-term and long-term investments consisted primarily of investments in corporate, government and municipal obligations with maturities of between three months and two years at acquisition.

If market interest rates were to increase immediately and uniformly by 10% from levels at February 29, 2004, the Company estimates that the fair values of these short-term and long-term investments would decline by an immaterial amount. The Company generally expects to hold these investments until maturity and, therefore, would not expect operating results or cash flows to be affected to any significant degree by the effect of a sudden change in market interest rates.

Equity Price Risk—The Company is not exposed to any significant equity price risks at February 29, 2004.

Foreign Currency Risk—The Company has international sales and expenditures and is, therefore, subject to certain foreign currency rate exposure. The Company conducts a significant amount of its business in Asia and the Pacific Rim region. In order to reduce the risk from fluctuations in foreign exchange rates, most of the Company's product sales and all of its arrangements with its foundry, test and assembly vendors are denominated in U.S. dollars. Most transactions in the Japanese market made by the Company's subsidiary, SMSC Japan, are denominated in Japanese yen. SMSC Japan purchases a significant amount of its products for resale from SMSC in U.S. dollars, and from time to time has entered into forward exchange contracts to hedge against currency fluctuations associated with these product purchases. During fiscal 2003, SMSC Japan entered into a contract with a Japanese financial institution to purchase U.S. dollars to meet a portion of its U.S. dollar denominated product purchase requirements. No such contracts were executed during fiscal 2004, and there are no obligations under any such contracts as of February 29, 2004.

The Company has never received a cash dividend (repatriation of cash) from SMSC Japan.

CONSOLIDATED BALANCE SHEETS

(In thousands, except per share data)

As of February 29 or 28,	2004	2003
Assets		
Current assets:		
Cash and cash equivalents	$135,161	$ 90,025
Short-term investments	23,136	22,872
Accounts receivable, net of allowance for doubtful accounts of $438 and $460, respectively	21,946	22,738
Inventories	23,162	17,644
Deferred income taxes	15,064	8,545
Other current assets	8,549	8,710
Total current assets	227,018	170,534
Property, plant and equipment, net	23,430	22,257
Long-term investments	15,600	—
Goodwill	29,595	29,773
Intangible assets, net	4,697	6,008
Deferred income taxes	6,493	16,437
Other assets	3,192	7,598
	$310,025	$252,607
Liabilities and shareholders' equity		
Current liabilities:		
Accounts payable	$ 14,679	$ 9,114
Deferred income on shipments to distributors	7,972	5,943
Accrued expenses, income taxes and other liabilities	13,168	9,838
Total current liabilities	35,819	24,895
Other liabilities	12,104	12,037
Commitments and contingencies		
Minority interest in subsidiary	—	11,663
Shareholders' equity:		
Preferred stock, $0.10 par value, authorized 1,000 shares, none issued	—	—
Common stock, $0.10 par value, authorized 30,000 shares, issued 20,191 and 18,590 shares, respectively	2,019	1,859
Additional paid-in capital	181,830	147,655
Retained earnings	99,010	77,492
Treasury stock, 1,820 shares, at cost	(23,454)	(23,454)
Deferred stock-based compensation	(1,962)	(2,102)
Accumulated other comprehensive income	4,659	2,562
Total shareholders' equity	262,102	204,012
	$310,025	$252,607

The accompanying notes are an integral part of these consolidated financial statements.

STANDARD MICROSYSTEMS CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands, except per share data)

For the years ended February 29 or 28,	2004	2003	2002
Product sales	$191,969	$154,244	$128,528
Intellectual property revenues	23,904	1,273	30,770
	215,873	155,517	159,298
Cost of goods sold	106,236	86,093	81,264
Gross profit	109,637	69,424	78,034
Operating expenses (income):			
Research and development	38,793	31,166	31,178
Selling, general and administrative	42,168	36,268	32,744
Amortization of intangible assets	1,311	1,167	—
Gains on real estate transactions	(1,444)	—	—
Restructuring costs	—	(247)	7,734
Income from operations	28,809	1,070	6,378
Other income (expense):			
Interest income	1,918	2,069	3,450
Interest expense	(112)	(166)	(133)
Impairments of investments	—	(16,306)	(669)
Other income (expense), net	(821)	(43)	1,660
Income (loss) before income taxes and minority interest	29,794	(13,376)	10,686
Provision for (benefit from) income taxes	8,051	(6,422)	3,171
Minority interest in net income of subsidiary	201	17	40
Income (loss) from continuing operations	21,542	(6,971)	7,475
Loss from discontinued operations (net of income tax benefits of $14, $281, and $918)	(24)	(500)	(1,564)
Net income (loss)	21,518	(7,471)	5,911
Gain on redemption of preferred stock of subsidiary	6,685	—	—
Net income (loss) applicable to common shareholders	$ 28,203	$ (7,471)	$ 5,911

(continued)

For the years ended February 29 or 28,	2004	2003	2002
Basic net income (loss) per share:			
Income (loss) from continuing operations	$ 1.25	$ (0.42)	$ 0.47
Loss from discontinued operations	—	(0.03)	(0.10)
Basic net income (loss) per share	1.25	(0.45)	0.37
Gain on redemption of preferred stock of subsidiary	0.39	—	—
Basic net income (loss) applicable to common shareholders	$ 1.64	$ (0.45)	$ 0.37
Diluted net income (loss) per share:			
Income (loss) from continuing operations	$ 1.17	$ (0.42)	$ 0.44
Loss from discontinued operations	—	(0.03)	(0.09)
Diluted net income (loss) per share	1.16	(0.45)	0.35
Gain on redemption of preferred stock of subsidiary	0.36	—	—
Diluted net income (loss) applicable to common shareholders	$ 1.53	$ (0.45)	$ 0.35

The sum of the income (loss) per share amounts may not total due to rounding.

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

(In thousands)

	Common Stock		Additional Paid-In Capital
	Shares	Amount	
Balance at February 28, 2001	17,082	$1,708	$118,218
Comprehensive income:			
Net income	—	—	—
Other comprehensive loss			
Change in unrealized gain on investments	—	—	—
Foreign currency translation adjustment	—	—	—
Total other comprehensive loss			
Total comprehensive income			
Stock options exercised	169	17	1,543
Tax effect of employee stock plans	—	—	595
Stock-based compensation	26	3	557
Amortization of deferred stock-based compensation	—	—	—
Purchases of treasury stock	—	—	—
Balance at February 28, 2002	17,277	1,728	120,913
Comprehensive loss:			
Net loss	—	—	—
Other comprehensive income			
Change in unrealized gain on investments	—	—	—
Foreign currency translation adjustment	—	—	—
Total other comprehensive income			
Total comprehensive loss			
Stock options exercised	489	49	5,139
Tax effect of employee stock plans	—	—	1,828
Stock-based compensation	75	7	1,919
Amortization of deferred stock-based compensation	—	—	—
Issuance of common stock for business acquisition	749	75	17,856
Purchases of treasury stock	—	—	—
Balance at February 28, 2003	18,590	1,859	147,655
Comprehensive income:			
Net income	—	—	—
Other comprehensive income			
Change in unrealized gain on investments	—	—	—
Foreign currency translation adjustment	—	—	—
Total other comprehensive income			
Total comprehensive income			
Stock options exercised	1,539	154	18,758
Tax effect of employee stock plans	—	—	7,778
Stock-based compensation	62	6	954
Amortization of deferred stock-based compensation	—	—	—
Gain on redemption of preferred stock of subsidiary	—	—	6,685
Balance at February 29, 2004	20,191	$2,019	$181,830

The accompanying notes are an integral part of these consolidated financial statements.

Retained Earnings	Treasury Stock		Deferred Stock-based Compensation	Accumulated Other Comprehensive Income	Total
	Shares	Amount			
$79,052	(998)	$ (8,330)	$(1,703)	$ 5,370	$194,315
5,911	—	—	—	—	5,911
—	—	—	—	(2,683)	(2,683)
—	—	—	—	(1,569)	(1,569)
					(4,252)
					1,659
—	—	—	—	—	1,560
—	—	—	—	—	595
—	—	—	(387)	—	173
—	—	—	682	—	682
—	(340)	(5,531)	—	—	(5,531)
84,963	(1,338)	(13,861)	(1,408)	1,118	193,453
(7,471)	—	—	—	—	(7,471)
—	—	—	—	(283)	(283)
—	—	—	—	1,727	1,727
					1,444
					(6,027)
—	—	—	—	—	5,188
—	—	—	—	—	1,828
—	—	—	(1,617)	—	309
—	—	—	923	—	923
—	—	—	—	—	17,931
—	(482)	(9,593)	—	—	(9,593)
77,492	(1,820)	(23,454)	(2,102)	2,562	204,012
21,518	—	—	—	—	21,518
—	—	—	—	709	709
—	—	—	—	1,388	1,388
					2,097
					23,615
—	—	—	—	—	18,912
—	—	—	—	—	7,778
—	—	—	(890)	—	70
—	—	—	1,030	—	1,030
—	—	—	—	—	6,685
$99,010	(1,820)	$(23,454)	$(1,962)	$ 4,659	$262,102

STANDARD MICROSYSTEMS CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)

For the years ended February 29 or 28,	2004	2003	2002
Cash flows from operating activities:			
Cash received from customers and licensees	$ 218,127	$ 154,202	$ 152,884
Cash paid to suppliers and employees	(173,559)	(143,314)	(122,655)
Interest received	1,777	2,279	4,208
Interest paid	(112)	(142)	(133)
Income taxes received (paid)	174	1,888	(5,349)
Net cash provided by operating activities	46,407	14,913	28,955
Cash flows from investing activities:			
Capital expenditures	(10,380)	(5,695)	(4,488)
Acquisition of Gain Technology Corporation, net of cash acquired	—	(15,669)	(2,500)
Purchase of minority interest in subsidiary	(5,180)	—	—
Sales of property, plant and equipment	7,121	148	2,004
Purchases of short-term investments	(30,074)	(32,292)	(32,595)
Maturities of short-term investments	29,810	38,204	13,629
Purchases of long-term investments	(15,600)	—	—
Sales of long-term equity investments	2,114	78	1,064
Other	155	(38)	(83)
Net cash used for investing activities	(22,034)	(15,264)	(22,969)
Cash flows from financing activities:			
Proceeds from issuance of common stock	18,912	5,188	1,560
Purchases of treasury stock	—	(10,375)	(4,750)
Repayments of obligations under capital leases and notes payable	(1,564)	(2,617)	(1,002)
Net cash provided by (used for) financing activities	17,348	(7,804)	(4,192)
Effect of foreign exchange rate changes on cash and cash equivalents	829	1,038	(691)
Net cash provided by (used for) discontinued operations	2,586	(923)	(2,583)
Net increase (decrease) in cash and cash equivalents	45,136	(8,040)	(1,480)
Cash and cash equivalents at beginning of year	90,025	98,065	99,545
Cash and cash equivalents at end of year	$ 135,161	$ 90,025	$ 98,065

(continued)

For the years ended February 29 or 28,	2004	2003	2002
Reconciliation of income (loss) from continuing operations to net cash provided by operating activities:			
Income (loss) from continuing operations	$ 21,542	$ (6,971)	$ 7,475
Adjustments to reconcile income (loss) from continuing operations to net cash provided by operating activities, net of the effects of business acquisition:			
Depreciation and amortization	11,002	10,752	11,614
Gains on sales of investments and property	(696)	(47)	(1,639)
Asset impairments	—	16,306	5,602
Tax benefits from employee stock plans	7,778	1,828	595
Other adjustments, net	213	(143)	80
Changes in operating assets and liabilities:			
Accounts receivable	622	(1,411)	(5,666)
Inventories	(5,022)	(184)	14,172
Accounts payable and accrued expenses and other liabilities	9,130	753	(1,450)
Current and deferred income taxes	472	(3,622)	(2,897)
Other changes, net	1,366	(2,348)	1,069
Net cash provided by operating activities	$ 46,407	$ 14,913	$ 28,955

The Company acquired $3,894 and $1,876 of design tools in fiscal 2004 and 2003, respectively, through long-term financing provided by suppliers.

The accompanying notes are an integral part of these consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. DESCRIPTION OF BUSINESS

Standard Microsystems Corporation (the Company or SMSC), a Delaware corporation founded in 1971 and based in Hauppauge, New York, is a worldwide supplier of leading edge digital, mixed-signal and analog integrated circuits for a broad range of high-speed communication and computing applications. The Company's products provide solutions in Advanced Input/Output (I/O) technology, environmental monitoring and control, USB connectivity, networking and embedded control systems. SMSC is the world's leading supplier of Advanced I/O integrated circuits for desktop and mobile personal computers.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

PRINCIPLES OF CONSOLIDATION

The Company's fiscal year ends on the last day in February. The consolidated financial statements include the accounts of the Company and its subsidiaries after elimination of all significant intercompany accounts and transactions.

RECLASSIFICATIONS

Certain items in the prior years' consolidated financial statements have been reclassified to conform to the fiscal 2004 presentation.

USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. The Company bases the estimates and assumptions on historical experience and on various other factors that it believes to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results could differ from those estimates.

REVENUE RECOGNITION

The Company recognizes revenue from product sales to original equipment manufacturers (OEMs) and end-users at the time of shipment, net of appropriate reserves for product returns and allowances. The Company's terms of shipment are customarily FOB shipping point.

Certain of the Company's products are sold to distributors under agreements providing for price protection and rights to return unsold merchandise. Accordingly, recognition of revenue and associated gross profit on shipments to a majority of the Company's distributors is deferred until the distributors resell the products. Shipments made by the Company's Japanese subsidiary to distributors in Japan are made under agreements that permit limited or no stock return privileges and no price protection or other sales price rebates. Revenue for shipments to distributors in Japan is recognized upon shipment to the distributor.

Revenue recognition for special intellectual property payments received in fiscal 2004 and 2002 are discussed within Note 7. The Company recognizes its other intellectual property revenues upon notification of sales of the licensed technology by its licensees. The terms of the Company's licensing agreements generally require licensees to give notification to the Company and to pay royalties no later than 60 days after the end of the quarter during which the sales take place.

CASH AND CASH EQUIVALENTS

Cash and cash equivalents consist principally of cash in banks and highly liquid debt instruments purchased with original maturities of three months or less.

INVESTMENTS

Short-term investments consist primarily of investments in corporate obligations with maturities of between three and twelve months, at acquisition, and are classified as available-for-sale. The cost of these short-term investments approximates their market value as of February 29, 2004 and February 28, 2003.

The Company classifies all marketable debt and equity securities with remaining maturities of greater than one year, at acquisition, as long-term investments. As of February 29, 2004, long-term investments consisted primarily of investments in corporate obligations and are classified as available-for-sale. The cost of these long-term investments approximates their market value as of February 29, 2004.

Investments in publicly traded equity securities are classified as available-for-sale and are carried at fair value on the accompanying Consolidated Balance Sheets. Unrealized gains and temporary losses on such securities, net of taxes, are reported in *Accumulated other comprehensive income* within Shareholders' equity. Impairment charges on these investments are recorded if declines in value are deemed to be other than temporary.

FAIR VALUE OF FINANCIAL INSTRUMENTS

The carrying amounts reported in the Consolidated Balance Sheets for cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximate fair value due to their short maturities. The amounts presented for other long-term liabilities also approximate their fair values.

INVENTORIES

Inventories are valued at the lower of first-in, first-out cost or market.

PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment are carried at cost and depreciated on a straight-line basis over the estimated useful lives of the buildings (20 to 25 years) and machinery and equipment (3 to 7 years). Upon sale or retirement of property, plant and equipment, the related cost and accumulated depreciation are removed from the accounts, and any resulting gain or loss is reflected currently.

COST-BASIS INVESTMENTS

Equity investments representing an ownership interest of less than 20% in non-publicly traded companies are carried at cost. Changes in the values of these investments are not recognized unless they are sold, or an impairment in value is deemed to be other than temporary.

LONG-LIVED ASSETS

The Company assesses the recoverability of long-lived assets, including property, plant and equipment and intangible assets, whenever events or changes in circumstances indicate that future undiscounted cash flows expected to be generated by an asset's disposition or use may not be sufficient to support its carrying value. If such cash flows are not sufficient to support the asset's recorded value, an impairment charge is recognized to reduce the carrying value of the long-lived asset to its estimated fair value.

GOODWILL AND PURCHASED INTANGIBLE ASSETS

In July 2001, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 142, *Goodwill and Other Intangible Assets.* SFAS No. 142 requires goodwill and certain other intangible assets to be tested for impairment at least annually, as well as when an event indicating possible impairment may have occurred. Intangible assets other than goodwill that have finite lives are amortized over their estimated useful lives. The Company adopted the provisions of SFAS No. 142 during fiscal 2003. Further discussion of the Company's goodwill and intangible assets is provided within Note 5.

RESEARCH AND DEVELOPMENT

Expenditures for research and development are expensed in the period incurred.

STOCK-BASED COMPENSATION

The Company has in effect several stock-based compensation plans under which incentive stock options, non-qualified stock options and restricted stock awards are granted to employees and directors. All stock options are granted with exercise prices equal to the fair value of the underlying shares on the date of grant. The Company accounts for stock option grants in accordance with Accounting Principles Board (APB) Opinion No. 25, *Accounting for Stock Issued to Employees* and accordingly recognizes no compensation expense for the stock option grants. Additional pro forma disclosures as required under SFAS No. 123, *Accounting for Stock-Based Compensation,* as amended by SFAS No. 148, *Accounting for Stock-Based Compensation—Transition and Disclosure,* are detailed below.

For purposes of pro forma disclosures, the estimated fair market value of the Company's options is amortized as an expense over the options' vesting periods. The fair value of each option grant, as defined by SFAS No. 123, is estimated on the date of grant using the Black-Scholes option-pricing model. The Black-Scholes model, as well as other currently accepted option valuation models, was developed to estimate the fair value of freely tradable, fully transferable options without vesting restrictions, that significantly differ from the Company's stock option awards. Because the Company's employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in the opinion of management, the existing models do not necessarily provide a reliable single measure of the fair value of employee stock options.

Pro forma information regarding net income (loss) and net income (loss) per share is required by SFAS No. 123, and has been calculated as if the Company has accounted for its stock option plans under the fair value method of SFAS No. 123. The fair value of stock options issued has been estimated at the dates of grant using a Black-Scholes option-pricing model with the following weighted average assumptions:

For the years ended February 29 or 28,	2004	2003	2002
Dividend yield	—	—	—
Expected volatility	62%	64%	63%
Risk-free interest rates	2.98%	2.50%	4.17%
Expected lives (in years)	4.7	4.9	4.0

The weighted average Black-Scholes per share values of options granted in fiscal 2004, 2003 and 2002 were $9.65, $11.69 and $7.57, respectively.

For purposes of pro forma disclosures, the estimated fair market value of the Company's options is amortized as an expense over the options' vesting periods. Had compensation expense been recorded under the provisions of SFAS No. 123, the Company's net income (loss) and net income (loss) per share would have been the pro forma amounts indicated below *(in thousands, except per share data):*

For the years ended February 29 or 28,	2004	2003	2002
Net income (loss)—as reported	$21,518	$ (7,471)	$ 5,911
Add: Stock-based compensation expense included in net income (loss), net of taxes—as reported	845	627	444
Deduct: Stock-based compensation expense determined using the fair value method for all awards, net of taxes	(2,073)	(7,419)	(6,139)
Net income (loss)—pro forma	$20,290	$(14,263)	$ 216
Basic net income (loss) per share—as reported	$ 1.25	$ (0.45)	$ 0.37
Diluted net income (loss) per share—as reported	$ 1.16	$ (0.45)	$ 0.35
Basic net income (loss) per share—pro forma	$ 1.18	$ (0.86)	$ 0.01
Diluted net income (loss) per share—pro forma	$ 1.11	$ (0.86)	$ 0.01

INCOME TAXES

Deferred income taxes are provided on temporary differences that arise in the recording of transactions for financial and tax reporting purposes and result in deferred tax assets and liabilities. Deferred tax assets are reduced by an appropriate valuation allowance if, in management's judgment, part of the deferred tax asset will not be realized. Tax credits are accounted for as reductions of the current provision for income taxes in the year in which they are earned.

TRANSLATION OF FOREIGN CURRENCIES

The functional currencies of the Company's foreign subsidiaries are their respective local currencies. Assets and liabilities of foreign subsidiaries are translated into U.S. dollars using the exchange rates in effect at the balance sheet date. Results of their operations are translated using the average exchange rates during the period. Resulting translation adjustments are recorded within *Accumulated other comprehensive income* within Shareholders' equity.

FOREIGN EXCHANGE CONTRACTS

The Company purchases most of its materials and transacts most of its international sales, with the exception of certain sales to customers in Japan, in U.S. dollars. The Company's Japanese subsidiary, SMSC Japan, serves the Japanese market and transacts most of its sales to its customers in Japanese yen. SMSC Japan purchases a significant amount of its products for resale from SMSC in U.S. dollars and, from time to time, has entered into forward exchange contracts to hedge against currency fluctuations associated with these product purchases. Gains and losses on such contracts have not been significant. As of February 29, 2004, there are no outstanding commitments under foreign exchange contracts.

OTHER COMPREHENSIVE INCOME

The Company's other comprehensive income (loss) consists of foreign currency translation adjustments and unrealized gains and losses on investments.

RECENT ACCOUNTING PRONOUNCEMENTS

In January 2003, the FASB issued Financial Accounting Standards Board Interpretation No. 46 (FIN 46), *Consolidation of Variable Interest Entities,* which was amended in December 2003. FIN 46 requires an investor with a majority of the variable interests (primary beneficiary) in a variable interest entity (VIE) to consolidate the entity and also requires majority and significant variable interest investors to provide certain disclosures. A VIE is an entity in which the voting equity investors do not have a controlling financial interest or the equity investment at risk is insufficient to finance the entity's activities without receiving additional subordinated financial support from the other parties. The provisions of FIN 46 were effective immediately for all arrangements entered into with new VIEs created after January 31, 2003. For arrangements entered into with VIEs created before January 31, 2003, the provisions of FIN 46 are effective at the end of the first reporting period ending after March 15, 2004. The Company has no interests in VIEs, and therefore does not expect the adoption of FIN 46 to have a material impact on its financial position or results of operations.

In December 2003, the Staff of the Securities and Exchange Commission (SEC or the Staff) issued Staff Accounting Bulletin No. 104 (SAB 104), *Revenue Recognition,* which supercedes SAB 101, *Revenue Recognition in Financial Statements.* SAB 104's primary purpose is to rescind accounting guidance contained in SAB 101 related to multiple element revenue arrangements, superceded as a result of the issuance of Emerging Issues Task Force Issue No. 00-21 (EITF 00-21), *Accounting for Revenue Arrangements with Multiple Deliverables.* While the wording of SAB 104 has changed to reflect the issuance of EITF 00-21, the revenue recognition principles of SAB 101 remain largely unchanged by the issuance of SAB 104. EITF 00-21 was effective for revenue arrangements entered into in fiscal periods beginning after June 15, 2003. The adoption of this standard did not have a material impact on the Company's financial condition or results of operations.

3. NET INCOME (LOSS) PER SHARE

Basic net income (loss) per share is calculated by dividing net income (loss) by the weighted average number of common shares outstanding during the period. Diluted net income (loss) per share is computed by dividing net income (loss) by the sum of the weighted average common shares outstanding during the period plus the dilutive effect of unvested restricted stock awards and shares issuable through stock options. Shares used in calculating basic and diluted net income (loss) per share are reconciled as follows *(in thousands):*

For the years ended February 29 or 28,	2004	2003	2002
Average shares outstanding for basic net income (loss) per share	17,226	16,538	16,069
Dilutive effect of stock options and unvested restricted stock awards	1,253	—	831
Average shares outstanding for diluted net income (loss) per share	18,479	16,538	16,900

The Company reported a net loss from continuing operations in fiscal 2003, and accordingly, the effect of stock options covering an average of 4,787,000 common shares was antidilutive for that period and was excluded from average shares outstanding used in the calculation of the fiscal 2003 net loss per share.

During fiscal 2004 and 2002, stock options covering 1,262,000 and 1,421,000 common shares, respectively, were excluded from the computation of diluted net income per share, because their effects were anti-dilutive.

4. BUSINESS ACQUISITION

In June 2002, the Company acquired all of the outstanding common stock of Gain Technology Corporation (Gain), a developer and supplier of high-speed, high-performance analog and mixed-signal communications integrated circuits and proprietary intellectual property cores, based in Tucson, Arizona. Through this acquisition, the Company significantly enhanced its analog and mixed-signal capabilities, by adding highly skilled engineers and designers to its staff, acquiring several new products, and expanding its intellectual property portfolio.

The Company acquired Gain for consideration of $36.1 million, consisting of approximately 749,000 shares of SMSC common stock valued at $17.9 million, $16.6 million of cash (net of cash acquired), and $1.6 million of direct acquisition costs, including legal, banking, accounting and valuation fees. The value of the SMSC common stock was determined using the stock's market value for a reasonable period before and after the date the terms of the acquisition were announced.

In accordance with the provisions of SFAS No. 141, *Business Combinations,* the purchase price was allocated to the estimated fair values of assets acquired and liabilities assumed, as set forth in the following table. During fiscal 2004, the Company reduced the amount of goodwill relating to this transaction from $29.8 million to $29.6 million, reflecting the resolution of certain contingencies at amounts different than originally estimated.

(in thousands)	
Current assets	$ 1,708
Property, plant and equipment	1,028
Deferred income taxes	1,086
Other assets	41
Goodwill	29,595
Existing technologies	6,179
Other intangible assets	908
Total assets acquired	40,545
Current liabilities	3,355
Long-term obligations	1,177
Total liabilities assumed	4,532
Net assets acquired	36,013
In-process research and development	87
Total consideration	$36,100

The amounts allocated to current technologies are being amortized on a straight-line basis over their estimated useful life of six years. Other intangible assets are also being amortized on a straight-line basis over their respective estimated useful lives, ranging from one to ten years. In accordance with the provisions of SFAS No. 142, *Goodwill and Other Intangible Assets,* the $29.6 million assigned to goodwill is not being amortized. Further information regarding goodwill and other intangible assets is provided within Note 5.

The amount assigned to in-process research and development related to those ongoing projects that had not yet proven to be commercially feasible, and for which no alternative future use existed for the related technology. This charge is included within the Company's consolidated operating results for fiscal 2003.

The unaudited pro forma results of operations set forth in the following table give effect to the acquisition of Gain as if it had occurred at the beginning of fiscal 2003 and 2002, respectively. Pro forma data is subject to certain assumptions and estimates, and is presented for informational purposes only. This data does not purport to be indicative of the results that would have actually occurred had the acquisition occurred on the basis described above, nor do they purport to be indicative of future operating results.

For the years ended February 28,	2003	2002
(in thousands, except per share data)		
Sales and revenues	$156,755	$165,544
Net income (loss)	(8,449)	3,317
Basic net income (loss) per share	$ (0.51)	$ 0.20
Diluted net income (loss) per share	(0.51)	0.19

5. GOODWILL AND INTANGIBLE ASSETS

As discussed within Note 4, the Company's June 2002 acquisition of Gain Technology Corporation included the acquisition of $7.1 million of finite-lived intangible assets and $29.6 million of goodwill. In accordance with the provisions of SFAS No. 142, this goodwill is not being amortized, but is tested for impairment in value annually, as well as when an event or circumstance occurs indicating a possible impairment in value.

The Company's finite-lived intangible assets consisted of the following *(in thousands)*:

As of February 29 or 28,	2004		2003	
	Cost	Accumulated Amortization	Cost	Accumulated Amortization
Existing technologies	$6,179	$1,802	$6,179	$ 772
Customer contracts	326	57	498	154
Non-compete agreements	410	359	410	153
	$6,915	$2,218	$7,087	$1,079

All finite-lived intangible assets are being amortized on a straight-line basis over their estimated useful lives. Existing technologies have been assigned an estimated useful life of six years. Customer contracts have been assigned useful lives of between one and ten years (with a weighted average life of approximately seven years), and non-compete agreements have been assigned useful lives of two years. The weighted average useful life of all intangible assets is approximately six years.

Estimated future intangible asset amortization expense for the next five fiscal years is as follows *(in thousands)*:

	Amortization of Intangible Assets
2005	$1,114
2006	1,062
2007	1,062
2008	1,062
2009	290

6. BUSINESS RESTRUCTURING

In November 2001, the Company's Board of Directors approved management's plan to exit the PC chipset business, redirect the Company's resources, and increase its focus on leveraging its core technologies toward higher growth, higher margin businesses. This restructuring was announced on December 3, 2001. The decision to exit this business was based upon an assessment of the PC chipset marketplace, and management's conclusions that the opportunities for profitability in this marketplace had declined, and the costs of entry had increased, to a point where further investments in PC chipset technology were not justified.

As a result of this restructuring, the Company recorded charges of $9.0 million in fiscal 2002, of which $7.7 million was classified within operating expenses and $1.3 million was classified within cost of goods sold on the Consolidated Statement of Operations. In fiscal 2003, the Company reduced these charges by $0.2 million, after reassessing its remaining obligations under this restructuring plan.

A summary of the restructuring charge is as follows *(in thousands)*:

	Impairments of Assets	Excess and Obsolete Inventory	Workforce Reduction	Non-cancelable Lease Obligations	Other Charges	Total
Charged to expense	$ 5,340	$ 1,275	$ 309	$1,870	$215	$ 9,009
Non-cash charges	(5,190)	(1,275)	—	—	(15)	(6,480)
Cash payments	—	—	(307)	(99)	(19)	(425)
Business restructuring reserve at February 28, 2002	150	—	2	1,771	181	2,104
Cash payments	—	—	—	(397)	(21)	(418)
Non-cash charges	—	—	—	—	(20)	(20)
Adjustment to expense	(150)	—	(2)	—	(95)	(247)
Business restructuring reserve at February 28, 2003	—	—	—	1,374	45	1,419
Cash payments	—	—	—	(414)	—	(414)
Non-cash charges	—	—	—	—	(45)	(45)
Business restructuring reserve at February 29, 2004	$ —	$ —	$ —	$ 960	$ —	$ 960

IMPAIRMENT OF ASSETS

All assets identified as specifically utilized in the Company's PC chipset development activities were evaluated for possible future use, and those assets for which there was no alternative future use were written off. Most of these assets consisted of software and intellectual property used in the design and development of integrated circuits, many of which were acquired by non-exclusive, non-transferable licenses. These assets were disposed, which was effected through abandonment of their use. One asset, which was originally acquired specifically to support the Company's PC chipset activities, was determined to have alternative future use within the Company's ongoing operations. An impairment charge of $1.9 million was recorded on this asset, based upon an assessment of its fair value through comparison to market values of assets providing functionality similar to the asset's future use.

EXCESS AND OBSOLETE INVENTORY

The Company's inventory of PC chipset products, built primarily in anticipation of future design wins, was determined to have minimal net realizable value and was written down through cost of goods sold, accordingly.

WORKFORCE REDUCTION

As a result of this restructuring, and in line with the sustained economic difficulties of the semiconductor marketplace at the time, the Company eliminated 55 positions, or 11% of its workforce, during the third quarter of fiscal 2002. Most of the positions eliminated were within the Company's engineering and development staff. This workforce reduction resulted in a $0.3 million charge for severance benefits.

NON-CANCELABLE LEASE OBLIGATIONS

The workforce reduction created idle floor space at two of the Company's leased facilities, both of which are subject to long-term, non-cancelable lease obligations. The restructuring charge included $1.9 million to cover the cost of this idle space, which was based upon the ratio of idle floor space to total floor space at each location.

The Company completed its restructuring program during the fourth quarter of fiscal 2002. Substantially all of the cash payments related to the workforce reduction were made in that period. Payments related to non-cancelable lease obligations will be paid over their respective terms, through August 2008.

The restructuring had minimal impact on product sales, as the Company had yet to achieve significant product sales of PC chipset products.

7. TECHNOLOGY AND PATENT LICENSE AGREEMENTS WITH INTEL CORPORATION

In 1987, the Company and Intel Corporation (Intel) entered into an agreement providing for, among other things, a broad, worldwide, non-exclusive patent cross-license, covering manufacturing processes and products, thereby providing each company access to the other's current and future patent portfolios.

In September 1999, the two companies announced a technology exchange agreement (the Agreement) that would allow SMSC to accelerate its then ongoing development of Intel compatible chipset products. The Agreement provided, among other things, for Intel to transfer certain intellectual property related to Intel chipset architectures to SMSC, and provided SMSC the opportunity to supply Intel chipset components along with its own chipset solutions. The Agreement also limited SMSC's rights regarding Northbridges and Intel Architecture Microprocessors under the 1987 agreement.

The Agreement included provisions for its termination under certain circumstances. Under one such provision, SMSC could elect to terminate the Agreement should SMSC not achieve certain minimum chipset revenue amounts set forth in the Agreement, unless Intel paid SMSC an amount equal to the shortfall between the minimum revenue amount and the actual revenue for that period. In September 2001, pursuant to this provision, SMSC notified Intel of a chipset revenue shortfall of approximately $29.6 million for the twelve months ended September 21, 2001. In November 2001, the Company received a $29.6 million payment from Intel, which is reported as intellectual property revenue on the Company's Consolidated Statement of Operations for fiscal 2002. In September 2002, SMSC notified Intel of a chipset revenue shortfall for the 2002 twelve-month period. Intel did not make a payment to SMSC of that shortfall within the time frame specified within the Agreement, and SMSC gave Intel notice of termination of the Agreement in accordance with the terms thereof, and the parties commenced discussions regarding their various corporate and intellectual property relationships.

In September 2003, the Company and Intel announced that they had enhanced their intellectual property and business relationship. The companies agreed to collaborate on certain future I/O and sensor products, and Intel agreed to use the Company's devices on certain current and future generations of Intel products. In addition, the Company agreed to limit its rights under its 1987 patent cross-license with Intel to manufacture and sell Northbridge products and Intel Architecture Microprocessors on behalf of third parties. The companies also terminated an Investor Rights Agreement between them, which had been entered into in connection with Intel's 1997 acquisition of 1,543,000 shares of the Company's common stock. Under this agreement, Intel had certain information, corporate governance and other rights with respect to the activities of the Company.

In respect of this new relationship, Intel will pay to the Company an aggregate amount of $75 million, of which $20 million and $2.5 million were paid and recognized as intellectual property revenue in the third and fourth quarters of the Company's fiscal 2004, respectively. Of the remaining amount, $7.5 million will be paid during the balance of calendar year 2004, $10 million will be paid in calendar year 2005, $11 million will be paid in calendar year 2006, and $12 million will be paid in each of calendar years 2007 and 2008. Such amounts are payable in equal quarterly installments within each calendar year, and are subject to possible reduction, in a manner and to an extent to be agreed by the parties, based upon the companies' collaboration and sales, facilitated by Intel, of certain future new products of the Company.

8. DISCONTINUED OPERATIONS

The Company had been involved in certain legal actions relating to past divestitures of divisions and business units. These divestitures were accounted for as discontinued operations and, accordingly, costs associated with these actions are reported within *Loss from discontinued operations* on the Consolidated Statements of Operations. These costs totaled $0.3 million, $0.8 million and $2.5 million, before applicable income tax benefits, in fiscal 2004, 2003 and 2002, respectively. As of February 29, 2004, each of these actions has been resolved.

Under one such action, the Company was involved in an arbitration with Accton Technology Corporation (Accton) and SMC Networks, Inc. (Networks) related to claims associated with the purchase of an 80.1% interest in Networks by Accton from SMSC in October 1997. In September 2003, the arbitration panel issued its decision in this action, which directed the release of an escrow account to SMSC and awarded certain other payments among the parties. In December 2003, the parties reached a final settlement of the award, resulting in SMSC receiving $2.7 million in cash, including the escrow account, and realizing a pre-tax gain of $0.3 million, which is included within *Loss from discontinued operations.*

9. SALES AND IMPAIRMENTS OF INVESTMENTS

INVESTMENT IN CHARTERED SEMICONDUCTOR

During the third quarter of fiscal 2003, the Company recorded a $7.8 million charge for a decline in value, considered to be other than temporary, of its equity investment in Chartered Semiconductor Manufacturing Ltd. (Chartered), based upon a sustained reduction in Chartered's stock price performance. During the first quarter of fiscal 2004, the Company sold its remaining equity investment in Chartered, realizing a loss of $0.7 million, which is included within *Other income (expense), net* on the Consolidated Statements of Operations.

INVESTMENT IN SMC NETWORKS, INC.

The Company's investment in SMC Networks, Inc. was a residual minority equity interest in a non-public company sold by SMSC in 1997. Based upon a valuation analysis performed by the Company with the assistance of a third party, this investment, which carried an original cost of $8.5 million, was fully written off in the third quarter of fiscal 2003. Subsequently, as part of the December 2003 arbitration settlement with Accton, discussed within Note 8, the Company transferred this investment to Accton for a nominal value.

OTHER LONG-TERM EQUITY INVESTMENTS

During fiscal 2002, the Company recorded charges totaling $0.7 million to write down two cost-basis investments in privately held companies. Management concluded that these investments had experienced impairments in value considered to be other than temporary. Both investments now carry no net book value.

10. OTHER BALANCE SHEET DATA

(In thousands)

As of February 29 or 28,	2004	2003
Inventories:		
Raw materials	$ 910	$ 761
Work-in-process	13,202	7,686
Finished goods	9,050	9,197
	$ 23,162	$ 17,644
Property, plant and equipment:		
Land	$ 1,570	$ 3,434
Buildings and improvements	20,842	29,927
Machinery and equipment	90,195	81,562
	112,607	114,923
Less: accumulated depreciation	89,177	92,666
	$ 23,430	$ 22,257
Accrued expenses, income taxes and other liabilities:		
Salaries and fringe benefits	$ 2,662	$ 2,322
Supplier financing—current portion	1,998	1,054
Other	8,508	6,462
	$ 13,168	$ 9,838
Other liabilities:		
Retirement benefits	$ 6,152	$ 5,811
Supplier financing—long-term portion	1,608	125
Other	4,344	6,101
	$ 12,104	$ 12,037

11. REAL ESTATE TRANSACTIONS

During fiscal 2004, the Company sold certain portions of its Hauppauge, New York real estate holdings, for aggregate proceeds of $7.0 million, net of transaction costs. These transactions resulted in an aggregate gain of $1.7 million, $1.4 million of which related to property in which the Company has no continued interest and was recognized within the Company's fiscal 2004 first quarter operating results, and $0.3 million of which related to property that the Company has leased back from the purchaser and has therefore been deferred. This deferred gain is being recognized within the Company's operating results as a reduction of rent expense on a straight-line basis over a 30-month period beginning in June 2003, consistent with the term of the lease. As of February 29, 2004, the Company's remaining rent obligation over the term of this lease is approximately $0.6 million.

During the first quarter of fiscal 2002, the Company sold two underutilized facilities. Combined proceeds from these sales were $2.1 million, before related expenses, and the sales resulted in a net pre-tax gain of approximately $0.6 million, which is included within *Other income (expense), net.*

12. SHAREHOLDERS' EQUITY

COMMON STOCK REPURCHASE PROGRAM

The Company maintains a common stock repurchase program, as approved by its Board of Directors, which authorizes the Company to repurchase up to three million shares of its common stock on the open market or in private transactions. As of February 29, 2004, the Company had repurchased approximately 1.8 million shares of common stock at a cost of $23.5 million under this program, including 482,000 shares repurchased in fiscal 2003 at a cost of $9.6 million and 340,000 shares repurchased in fiscal 2002 for $5.5 million. No shares were repurchased during fiscal 2004. The Company currently holds repurchased shares as treasury stock, reported at cost.

SHAREHOLDER RIGHTS PLAN

The Company maintains a Shareholder Rights Plan as part of its commitment to ensure fair value to all shareholders in the event of an unsolicited takeover offer. The Company's current Shareholder Rights Plan was adopted by the Board of Directors in January 1998, replacing the Company's previous plan that had expired on January 12, 1998, and was subsequently amended in December 2000 and in April 2002. Under this plan, the Company's shareholders of record on January 13, 1998 received a dividend distribution of one preferred stock purchase right for each share of common stock then held, and any new stock issued after the record date contains the same rights. In the event of certain efforts to acquire control of the Company, these rights allow shareholders to purchase common stock of the Company at a discounted price. The rights will expire in January 2008, unless previously redeemed by the Company at $0.01 per right. Citigroup, Inc.'s (Citigroup) ownership of the Company's common stock is excluded from requiring distribution of rights under the plan, so long as Citigroup remains a passive investor and its ownership interest does not exceed 28%. As of December 31, 2003, Citigroup was the beneficial owner of approximately 15% of the Company's common stock.

13. INCOME TAXES

The provision for (benefit from) income taxes included in the accompanying Consolidated Statements of Operations consists of the following *(in thousands)*:

For the years ended February 29 or 28,	2004	2003	2002
Current			
Federal	$ 5,647	$(3,119)	$ 5,308
Foreign	365	327	241
State	175	147	176
	6,187	(2,645)	5,725
Deferred	1,850	(4,058)	(3,472)
	8,037	(6,703)	2,253
Less: tax benefits from discontinued operations	(14)	(281)	(918)
	$ 8,051	$(6,422)	$ 3,171

The tax benefits from discontinued operations represent the taxes resulting from net losses related to the Company's previous sale of former divisions, which were accounted for as discontinued operations. These gains and losses are further described in Note 8.

The provision for (benefit from) income taxes related to continuing operations differs from the amount computed by applying the U.S. federal statutory tax rate as a result of the following:

For the years ended February 29 or 28,	2004	2003	2002
Provision for (benefit from) income taxes computed at U.S. federal statutory rate	35.0%	(35.0)%	35.0%
State taxes, net of federal benefit	0.7	(0.8)	1.0
Differences between foreign and U.S. income tax rates	(0.2)	1.5	(0.7)
Tax-exempt income	(0.7)	(1.7)	(4.5)
Export sales benefit	(2.8)	(6.5)	—
Adjustments to prior years' taxes	(2.8)	—	—
Tax credits	(1.8)	(4.6)	(1.9)
Other	(0.4)	(0.9)	0.8
	27.0%	(48.0)%	29.7%

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The components of the Company's deferred income taxes are as follows *(in thousands)*:

As of February 29 or 28,	2004	2003
Deferred tax assets (liabilities):		
Reserves and accruals not currently deductible for income tax purposes	$12,843	$ 9,965
Inventory valuation	1,498	2,416
Intangible asset amortization	(1,358)	379
Restructuring costs	2,160	2,321
Purchased in-process technology	938	1,058
Property, plant and equipment depreciation	(83)	347
Impairment charges on investments	—	5,707
Net operating losses	4,349	1,449
Other, net	1,210	1,340
Net deferred tax assets	$21,557	$24,982

Income (loss) before income taxes and minority interest includes foreign income of $1.2 million, $0.2 million and $0.7 million for fiscal 2004, 2003 and 2002, respectively.

At February 29, 2004, the Company had federal net operating loss carryforwards totaling $12.4 million. Of this amount, $2.3 million is attributable to the June 2002 acquisition of Gain Technology Corporation and is subject to certain limitations under Section 382 of the Internal Revenue Code. The remaining $10.1 million results from the Company's fiscal 2003 operating results, the tax effect of which is reflected on the Consolidated Balance Sheet at February 29, 2004 within the current portion of *Deferred income taxes*. The Company also expects to claim a tax refund in fiscal 2005 of approximately $5.3 million resulting from the carryback of several capital losses incurred for tax purposes during fiscal 2004. The Company also has $2.2 million of New York State tax credit carryforwards at February 29, 2004, of which $0.1 million will expire in fiscal 2005. The remaining $2.1 million of credit carryforwards expire at various dates in fiscal 2006 through fiscal 2017.

14. MINORITY INTEREST IN SUBSIDIARY

The Company conducts its business in the Japanese market through its subsidiary, SMSC Japan. SMSC Japan's original capitalization in fiscal 1987 included a minority investment by Sumitomo Metal Industries, Ltd. of Osaka, Japan (Sumitomo) totaling 2.1 billion yen, or approximately $12.7 million at then-current exchange rates, in exchange for 20% of SMSC Japan's issued and outstanding common stock and all of its non-cumulative, non-voting 6% preferred stock.

In January 2004, SMSC Japan redeemed Sumitomo's common and preferred stock investments for combined consideration of 551 million yen, or approximately $5.2 million, of which $3.0 million represented the redemption of the preferred stock investment and $2.2 million was the estimated fair value of Sumitomo's 20% common stock investment. The difference between the carrying value and the redemption price of the preferred stock, totaling $6.7 million, was recorded as a credit to *Additional paid-in capital*, and is also presented as a component of

Net income applicable to common shareholders in the Consolidated Statement of Operations for fiscal 2004. The $2.2 million assigned to Sumitomo's common stock investment in SMSC Japan was allocated to the underlying net assets acquired at their respective fair values, which approximated their carrying values.

15. COMMITMENTS AND CONTINGENCIES

COMPENSATION

Certain executives and key employees are employed under separate agreements terminating on various dates through fiscal 2006. These agreements provide, among other things, for annual base salaries totaling $1.4 million and $0.2 million in fiscal 2005 and 2006, respectively.

LEASES

The Company and its subsidiaries lease certain facilities and equipment under operating leases. The facility leases generally provide for the lessee to pay taxes, maintenance, and certain other operating costs of the leased property.

At February 29, 2004, future minimum lease payments for non-cancelable lease obligations are as follows *(in thousands)*:

	Minimum Lease Payments
2005	$2,282
2006	1,217
2007	370
2008	223
2009 and thereafter	—
Total minimum lease payments	$4,092

Total rent expense for all operating leases was $2.6 million, $1.9 million and $1.8 million in fiscal 2004, 2003 and 2002, respectively.

SUPPLIER FINANCING

During fiscal 2004, the Company acquired $3.9 million of software and other tools used in product design, for which the supplier provided payment terms of varying quarterly amounts totaling $0.3 million, $2.0 million and $1.6 million in fiscal 2004, 2005 and 2006, respectively. The Company's February 29, 2004 Consolidated Balance Sheet includes the current portion of this obligation within *Accrued expenses, income taxes and other liabilities,* and the long-term portion within *Other liabilities.*

LITIGATION

From time to time as a normal incidence of doing business, various claims and litigation may be asserted or commenced against the Company. Due to uncertainties inherent in litigation and other claims, the Company can give no assurance that it will prevail in any such matters, but management believes that their ultimate resolution is not likely to have a material adverse effect on the Company's consolidated financial position. Nevertheless, an adverse outcome of any significant matter could have a material adverse effect on the Company's consolidated results of operations or cash flows in the quarter or annual period in which one or more of these matters are resolved.

In June 2003, SMSC was named as a defendant in a patent infringement lawsuit filed by Analog Devices, Inc. (ADI) in the United States District Court for the District of Massachusetts (Analog Devices, Inc. v. Standard Microsystems Corporation, Case Number 03 CIV 11216). The Complaint, as amended, alleges that some of the Company's products infringe one or more of three of ADI's patents, and seeks injunctive relief and unspecified damages. In September 2003, the Company filed an Answer in the lawsuit, denying

ADI's allegations and raising affirmative defenses and counterclaims. The Company is vigorously defending the lawsuit and collecting evidence to support its defenses to infringement and its allegations of patent invalidity and unenforceability. Although it is premature to assess the outcome of the litigation, the Company believes that the allegations against it are without merit.

16. BENEFIT AND INCENTIVE PLANS

INCENTIVE SAVINGS AND RETIREMENT PLAN

The Company maintains a defined contribution Incentive Savings and Retirement Plan (the Plan) which, pursuant to Section 401(k) of the Internal Revenue Code, permits employees to defer taxation on their pre-tax contributions to the Plan.

The Plan permits employees to contribute a portion of their earnings, through payroll deductions, based on earnings reduction agreements. The Company makes matching contributions to the Plan in the form of SMSC common stock. The Company's matching contribution to the plan is equal to two-thirds of the employee's contribution, up to 6% of the employee's earnings. The Company's matching contributions to the Plan totaled $1.1 million, $1.0 million and $0.9 million in fiscal 2004, 2003 and 2002, respectively.

Common stock for the Company's matching contributions to the Plan is purchased in the open market. Since its inception, 1,412,000 shares of the Company's common stock have been contributed to the Plan.

As of February 29, 2004, 366 of the 467 employees who had satisfied the Plan's eligibility requirements to participate were making contributions to the Plan.

EMPLOYEE STOCK OPTION PLANS

Under the Company's stock option plans, the Compensation Committee of the Board of Directors is authorized to grant options to purchase shares of common stock. The purpose of these plans is to promote the interests of the Company and its shareholders by providing officers and key employees with additional incentives and the opportunity, through stock ownership, to increase their proprietary interest in the Company and their personal interest in its continued success. Options are granted at prices not less than the fair market value on the date of grant. As of February 29, 2004, 494,000 shares of common stock were available for future grants of stock options, of which 313,000 can also be issued as restricted stock awards.

Stock option plan activity is summarized below *(shares in thousands)*:

	Fiscal 2004 Shares	Weighted Average Exercise Prices	Fiscal 2003 Shares	Weighted Average Exercise Prices	Fiscal 2002 Shares	Weighted Average Exercise Prices
Options outstanding, beginning of year	4,778	$14.87	4,063	$12.52	3,500	$12.17
Granted	1,146	17.94	1,732	21.71	1,138	13.95
Exercised	(1,405)	12.01	(407)	10.79	(175)	9.49
Canceled or expired	(264)	18.87	(610)	21.30	(400)	14.86
Options outstanding, end of year	4,255	$16.40	4,778	$14.87	4,063	$12.52
Options exercisable	1,054	$14.16	1,594	$12.27	1,110	$11.40

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS *(continued)*

The following table summarizes information relating to currently outstanding and exercisable options as of February 29, 2004 *(shares in thousands)*:

Range of Exercise Prices	Weighted Average Remaining Lives *(in years)*	Options Outstanding	Weighted Average Exercise Prices	Options Exercisable	Weighted Average Exercise Prices
$ 6.75–$12.69	6.39	984	$10.11	325	$ 9.97
$12.75–$14.49	6.97	943	14.05	390	13.98
$14.50–$19.92	8.37	1,347	17.98	266	17.19
$20.00–$24.40	8.16	853	22.37	69	22.52
$24.55–$26.98	9.55	128	25.66	4	24.78
		4,255		1,054	

DIRECTOR STOCK OPTION PLAN

Under the Company's Director Stock Option Plan, non-qualified options to purchase common stock may be granted to directors at prices not less than the market price of the shares at the date of grant. At February 29, 2004, the expiration dates of the outstanding options under this plan range from July 15, 2007 to January 15, 2014, and the exercise prices range from $8.50 to $30.12 (weighted average $16.41) per share.

The following is a summary of activity under the Director Stock Option Plan over the past three fiscal years *(shares in thousands)*:

	Fiscal 2004 Shares	**Weighted Average Exercise Prices**	Fiscal 2003 Shares	Weighted Average Exercise Prices	Fiscal 2002 Shares	Weighted Average Exercise Prices
Options outstanding, beginning of year	**271**	**$15.03**	261	$12.78	213	$12.27
Granted	**129**	**20.52**	102	17.29	48	15.02
Exercised	**(134)**	**15.33**	(92)	11.11	—	—
Canceled or expired	**(3)**	**20.25**	—	—	—	—
Options outstanding, end of year	**263**	**$17.52**	271	$15.03	261	$12.78
Options exercisable	**181**	**$16.41**	269	$14.98	247	$12.61
Shares available for future grants, end of year	**66**		92		194	

DIRECTOR DEFERRED COMPENSATION PLAN

The Company has a deferred compensation plan for its non-employee directors, which requires eligible directors to defer either 50% or 100% of their basic annual compensation. Under this plan, an unfunded account is established for each participating director, which is credited with equivalent units of the Company's common stock on a quarterly basis. These equivalent units track the economic performance of the underlying stock, but carry no voting rights. The deferred compensation earned under this plan is payable when the participant leaves the Company's Board of Directors, for any reason, and, pursuant to a plan amendment implemented in fiscal 2003, is generally required to be paid in the form of common stock. Compensation expense under this plan was $0.3 million in fiscal 2004, and $0.1 million in each of fiscal 2003 and 2002, respectively.

The following is a summary of the activity under this plan *(units in thousands):*

For the years ended February 29 or 28,	2004	2003	2002
Common stock equivalent units, beginning of year	35	31	25
Common stock equivalent units earned	5	4	6
Distributions	(11)	—	—
Common stock equivalent units, end of year	29	35	31
Common stock equivalent units available, end of year	50	65	69
Range of common stock prices used to calculate common stock equivalent units	$14.82–$26.45	$16.43–$22.60	$9.73–$17.10

RESTRICTED STOCK AWARDS

The Company provides common stock awards to certain officers and key employees. Awards granted under the plan are typically earned in 25%, 25% and 50% increments on the first, second and third anniversaries of the award, respectively. The shares granted are distributed provided the employee has remained employed by the Company through such anniversary dates; otherwise the unearned shares are forfeited. The market value of these shares at the date of award is recorded as compensation expense ratably over the three-year periods from the respective award dates, as adjusted for forfeitures of awards that did not vest. Deferred compensation expense of $2.0 million and $2.1 million associated with unearned shares under this plan as of February 29, 2004 and February 28, 2003, respectively, is reported within *Shareholders' equity* on the Company's Consolidated Balance Sheets. Compensation expense for these awards was $1.0 million, $0.9 million and $0.7 million in fiscal 2004, 2003 and 2002, respectively.

Through February 29, 2004, 294,000 shares, net of cancellations, have been awarded under this plan, and 150,000 shares are unvested. The Company, at its discretion, can grant restricted stock awards from the shares available under its 2001 and 2003 Stock Option and Restricted Stock Plans.

RETIREMENT PLAN

The Company maintains an unfunded Supplemental Executive Retirement Plan to provide senior management with retirement, disability and death benefits. The Plan's retirement benefits are based upon the participant's average compensation during the three-year period prior to retirement. The Company is the beneficiary of life insurance policies that have been purchased as a method of partially financing these benefits. Based upon the latest available actuarial information, the following table sets forth the components of the Plan's net periodic pension expense, the changes in the Plan's projected benefit obligation, the Plan's funded status and the assumptions used in determining the present value of benefit obligations *(dollars in thousands)*:

For the years ended February 29 or 28,	2004	2003	2002
Service cost—benefits earned during the year	$ 115	$ 100	$ 71
Interest cost on projected benefit obligations	389	358	346
Net amortization and deferral	252	245	241
Net periodic pension expense	$ 756	$ 703	$ 658
Projected benefit obligation:			
Beginning of year	$ 6,628	$ 6,070	$ 4,914
Service cost—benefits earned during the year	115	100	71
Interest cost	389	358	346
Benefit payments	(275)	(275)	(200)
Other	259	375	939
End of year	$ 7,116	$ 6,628	$ 6,070

As of February 29 or 28,	2004	2003	2002
Actuarial present value of:			
Vested benefit obligation	$ 4,763	$ 4,586	$ 4,555
Nonvested benefit obligation	670	563	287
Accumulated benefit obligation	5,433	5,149	4,842
Effect of projected future salary increases	1,683	1,479	1,228
Projected benefit obligation	7,116	6,628	6,070
Unrecognized gain or (loss)	(1,006)	(754)	(379)
Unrecognized net transition asset	(1,225)	(1,470)	(1,715)
Additional minimum liability	548	745	867
Accrued pension cost	$ 5,433	$ 5,149	$ 4,843
Assumptions used in determining actuarial present value of benefit obligations:			
Discount rate	5.85%	6.00%	6.00%
Weighted average rate of compensation increase	7.00%	7.00%	7.00%

17. INDUSTRY SEGMENT, GEOGRAPHIC, CUSTOMER AND SUPPLIER INFORMATION

INDUSTRY SEGMENT

The Company operates in a single industry segment in which it designs, develops and markets semiconductor integrated circuits for high-speed communication and computing applications.

GEOGRAPHIC INFORMATION

The Company's domestic operations include its worldwide sales and revenues, exclusive of some of its sales and revenues from customers in Japan, and most of its operating expenses. The majority of the Company's sales and revenues and operating profits from customers in Japan are recorded by SMSC Japan. The Company conducts various sales and marketing operations outside of the United States through SMSC Japan, and through subsidiaries in Europe and Asia.

The Company's long-lived assets include net property and equipment, and other long-lived assets. The vast majority of the Company's net property and equipment is located in the United States.

EXPORT SALES

The information below summarizes sales and revenues to unaffiliated customers by geographic region *(in thousands)*:

For the years ended February 29 or 28,	2004	2003	2002
North America	$ 37,138	$ 14,712	$ 42,913
Asia and Pacific Rim	168,380	131,903	106,123
Europe	10,335	8,823	10,157
Rest of World	20	79	105
	$215,873	$155,517	$159,298

SIGNIFICANT CUSTOMERS

Revenues from significant customers, as percentages of total sales and revenues, are summarized as follows:

For the years ended February 29 or 28,	2004	2003	2002
Customer A	16%	20%	15%
Customer B	16%	14%	6%
Customer C	12%	10%	29%
Customer D	12%	12%	6%

SIGNIFICANT SUPPLIERS

The Company does not operate a wafer fabrication facility. Two independent semiconductor wafer foundries in Asia currently supply substantially all of the Company's devices in current production. In addition, substantially all of the Company's products are assembled by one of four independent subcontractors in Asia.

CONCENTRATIONS OF CREDIT RISK

The Company sells its products to personal computer and electronic equipment manufacturers and their subcontractors, and to electronic component distributors, and maintains individually significant accounts receivable balances from several of its larger customers. One customer accounts for $7.3 million and $6.6 million of the Company's accounts receivable, net of sales allowances, as of February 29, 2004 and February 28, 2003, respectively. The Company performs credit evaluations of its customers' financial condition on a regular basis and, although the Company generally requires no collateral, prepayments or letters of credit may be required from its customers in certain circumstances. Reserves for estimated credit losses are maintained and actual losses were not significant for all years presented.

The Company invests its cash, cash equivalents, and liquid investments in a variety of financial instruments and, by policy, seeks to limit the credit exposure on these investments through diversification and by restricting the investments to highly rated securities.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS *(continued)*

18. QUARTERLY FINANCIAL DATA (UNAUDITED)

(In thousands, except per share data. The sum of the income (loss) per share amounts may not total due to rounding.)

Quarter ended	May 31	Aug. 31	Nov. 30	Feb. 29
Fiscal 2004				
Product sales	$42,488	$47,961	$52,302	$49,218
Intellectual property revenues	233	328	20,447	2,896
	42,721	48,289	72,749	52,114
Gross profit	20,662	21,506	42,399	25,070
Operating income	3,132	1,944	20,268	3,465
Income from continuing operations	1,883	1,506	14,787	3,366
Gain (loss) from discontinued operations	(164)	(26)	(3)	169
Net income	1,719	1,480	14,784	3,535
Gain on redemption of preferred stock of subsidiary	—	—	—	6,685
Net income applicable to common shareholders	1,719	1,480	14,784	10,220
Basic net income per share:				
Income from continuing operations	$ 0.11	$ 0.09	$ 0.84	$ 0.19
Gain (loss) from discontinued operations	(0.01)	—	—	0.01
Basic net income per share	0.10	0.09	0.84	0.20
Gain on redemption of preferred stock of subsidiary	—	—	—	0.37
Basic net income per share applicable to common shareholders	$ 0.10	$ 0.09	$ 0.84	$ 0.57
Diluted net income per share:				
Income from continuing operations	$ 0.11	$ 0.08	$ 0.77	$ 0.17
Gain (loss) from discontinued operations	(0.01)	—	—	0.01
Diluted net income per share	0.10	0.08	0.77	0.18
Gain on redemption of preferred stock of subsidiary	—	—	—	0.34
Diluted net income per share applicable to common shareholders	$ 0.10	$ 0.08	$ 0.77	$ 0.51
Average shares outstanding:				
Basic net income per share	16,793	16,863	17,577	18,007
Diluted net income per share	17,331	17,722	19,242	19,887
Market price per share:				
High	$ 16.00	$ 21.50	$ 31.65	$ 36.56
Low	11.71	13.50	19.46	23.70

Quarter ended	May 31	Aug. 31	Nov. 30	Feb. 28
Fiscal 2003				
Product sales	$33,828	$37,948	$40,293	$42,175
Intellectual property revenues	179	352	305	437
	34,007	38,300	40,598	42,612
Gross profit	15,072	17,111	17,945	19,296
Operating income	27	231	14	798
Income (loss) from continuing operations	433	568	(9,032)	1,060
Loss from discontinued operations	(81)	(258)	(125)	(36)
Net income (loss)	352	310	(9,157)	1,024
Basic net income (loss) per share:				
Income (loss) from continuing operations	$ 0.03	$ 0.03	$ (0.54)	$ 0.06
Loss from discontinued operations	(0.01)	(0.01)	(0.01)	—
	$ 0.02	$ 0.02	$ (0.55)	$ 0.06
Diluted net income (loss) per share:				
Income (loss) from continuing operations	$ 0.02	$ 0.03	$ (0.54)	$ 0.06
Loss from discontinued operations	—	(0.01)	(0.01)	—
	$ 0.02	$ 0.02	$ (0.55)	$ 0.06
Average shares outstanding:				
Basic net income per share	16,060	16,631	16,718	16,748
Diluted net income per share	17,811	18,214	16,718	17,905
Market price per share:				
High	$ 27.65	$ 24.90	$ 22.85	$ 22.43
Low	16.30	16.32	11.80	12.99

The Company's common stock is traded in the over-the-counter market under the Nasdaq symbol: SMSC. Trading is reported in the Nasdaq National Market. There were approximately 717 holders of record of the Company's common stock at February 29, 2004.

The present policy of the Company is to retain earnings to provide funds for the operation and expansion of its business. The Company has never paid a cash dividend, and does not expect to pay cash dividends in the foreseeable future.

REPORTS OF INDEPENDENT AUDITORS

To the Board of Directors and Shareholders of
Standard Microsystems Corporation:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, shareholders' equity and cash flows present fairly, in all material respects, the financial position of Standard Microsystems Corporation and its subsidiaries at February 29, 2004, and February 28, 2003, and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion. The financial statements of Standard Microsystems Corporation and its subsidiaries as of February 28, 2002, and for the year then ended were audited by other independent accountants who have ceased operations. Those independent accountants expressed an unqualified opinion on those financial statements in their report dated April 4, 2002.

PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
New York, NY
April 9, 2004

THE FOLLOWING REPORT IS A COPY OF A REPORT PREVIOUSLY ISSUED BY ARTHUR ANDERSEN LLP AND HAS NOT BEEN REISSUED BY ARTHUR ANDERSEN LLP.

To Standard Microsystems Corporation:

We have audited the accompanying consolidated balance sheets of Standard Microsystems Corporation (a Delaware corporation) and subsidiaries as of February 28, 2002 and 2001, and the related consolidated statements of operations, shareholders' equity and cash flows for each of the three years in the period ended February 28, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Standard Microsystems Corporation and subsidiaries as of February 28, 2002 and 2001, and the results of their operations and their cash flows for each of the three years in the period ended February 28, 2002, in conformity with accounting principles generally accepted in the United States.

Arthur Andersen LLP
New York, NY
April 4, 2002

SHAREHOLDER INFORMATION

CORPORATE HEADQUARTERS
80 Arkay Drive
Hauppauge, New York 11788
Telephone: 631-435-6000
Fax: 631-273-5550
Web Site: www.smsc.com

COMMON STOCK
NASDAQ Stock Symbol: SMSC
During the fiscal year ended February 29, 2004, prices of the Company's common stock were:

High	$36.56
Low	$11.71
Closing	$30.13

2004 ANNUAL MEETING OF SHAREHOLDERS
The 2004 Annual Meeting of Shareholders will be held at 10:00 a.m., Wednesday, July 14, 2004 at the offices of Cleary, Gottlieb, Steen & Hamilton, One Liberty Plaza, 39th Floor, New York, New York 10006.

FORM 10-K
A copy of Form 10-K filed with the Securities and Exchange Commission can be obtained upon request to Corporate Communications, SMSC, at the corporate headquarters address above.

SHAREHOLDER INQUIRIES, CHANGE OF ADDRESS OR DUPLICATE MAILINGS
Questions concerning stock transfer, lost certificates or other administrative matters should be directed to American Stock Transfer & Trust Company by calling 1-800-937-5449. If you change your address or wish to consolidate duplicate mailings, please contact American Stock Transfer & Trust Company at the address below or by e-mail at www.info@amstock.com.

TRANSFER AGENT AND REGISTRAR
American Stock Transfer
& Trust Company
59 Maiden Lane
New York, New York 10038
Attention: Shareholder Relations
Web Site: www.amstock.com

AUDITORS
PricewaterhouseCoopers LLP
401 Broadhollow Road
Melville, New York 11747

LEGAL COUNSEL
Cleary, Gottlieb, Steen
& Hamilton
One Liberty Plaza
New York, New York 10006

PATENT/TECHNOLOGY LICENSEES
ALi Corporation
Advanced Micro Devices, Inc.
AT&T Corp.
Fujitsu, Ltd.
Hitachi, Ltd.
Hualon Microelectronics Corporation
Hynix Semiconductor, Inc.
Intel Corporation
International Business Machines Corporation (IBM)
Kawasaki Steel Corporation
Lucent Technologies Inc.
Matsushita Electric Industrial Co., Ltd.
Micron Technology, Inc.
Mitsubishi Electric Corporation
National Semiconductor Corporation
NEC Corporation
Nippon Steel Semiconductor Corporation
Oki Electric Industry Company, Ltd.
Samsung Electronics Co., Ltd.
Sanyo Electric Co., Ltd.
SGS-Thompson Microelectronics BV
Sharp Corporation
Texas Instruments Incorporated
Toshiba Corporation
United Microelectronics Corporation
Winbond Electronics Corporation

SMSC DESIGN CENTERS

SMSC Austin
Stonelake Building 6
11000 North Mopac Expressway,
Suite 500
Austin, Texas 78759
Phone: 512-502-0070
Fax: 512-502-0648

SMSC Phoenix
3930 East Ray Road, Suite 200
Phoenix, Arizona 85044
Phone: 480-759-0200
Fax: 480-704-1500

SMSC Tucson
5441 East Williams Boulevard,
Suite 101
Tucson, Arizona 85711
Phone: 520-745-0045
Fax: 520-745-2289

SMSC SALES OFFICES

Northeast & North Central US Sales Office
SMSC
80 Arkay Drive
Hauppauge, New York 11788
Telephone: 631-435-6000
Fax: 631-273-5550

Northwestern US & Western Canada Sales Office
SMSC North America, Inc.
4800 SW Meadows Road,
Suite 300
Lake Oswego, Oregon 97035
Telephone: 503-534-3715
Fax: 503-534-3716

Southeast & South Central US Sales Office
SMSC North America, Inc.
4819 Emperor Boulevard,
Suite 400
Durham, North Carolina 27703
Telephone: 919-313-4541
Fax: 919-313-4505

Western US Sales Office
SMSC
2107 North First Street,
Suite 660
San Jose, California 95131
Phone: 408-441-0455
Fax: 408-441-0463

Europe
SMSC GmbH
Muenchner Strasse 7
D-83607 Holzkirchen
Germany
Phone: 49-8024-47447-0
Fax: 49-8024-47447-90

China
SMSC Asia—
China Representative Office
Room 1905,
Shanghai International
Trade Center
2201 Yan An Rd (W),
Shanghai, China 200336
Phone: 86-21-6275-8822
Fax: 86-21-6275-7881

Taiwan, Australia & Southeast Asia
SMSC Asia—Taiwan Branch
14th Floor, No. 109
Min-Sheng East Road, Sec. 3
Taipei 105, Taiwan ROC
Phone: 886-22712-3515
Fax: 886-22712-5026

Korea
SMSC Asia—Korea Branch
22F., Hanwha Building, 23-5
Yoido-Dong, Yeongdeungpo-Gu
Seoul, Korea 150-717
Phone: 82-2-3775-0105
Fax: 82-2-786-5819

Japan
SMSC Japan
20th Floor, #4,
Osaki New City Building
1-6-4, Osaki, Shinagawa-Ku
Tokyo 141-0032, Japan
Phone: 81-3-5487-0481
Fax: 81-3-5487-0490

SMSC Japan Kansai Office
Office Port Osaka #510
3-5-10 Nishi-Tenma, Kita-ku
Osaka 530-0047, Japan
Phone: 81-6-6362-6201
Fax: 81-6-6362-6203

BOARD OF DIRECTORS

Steven J. Bilodeau
Chairman of the Board, President and Chief Executive Officer

Robert M. Brill
General Partner
Newlight Associates

Andrew M. Caggia
Senior Vice President and Chief Financial Officer

Timothy P. Craig
President, Consumer Printer Division
Lexmark International (Retired)

Peter F. Dicks
Corporate Director

James A. Donahue
President and Chief Executive Officer
Cohu, Inc.

Ivan T. Frisch
Executive Vice President and Provost
Polytechnic University (Retired)

SENIOR OFFICERS

Steven J. Bilodeau*
Chairman of the Board, President and Chief Executive Officer

Andrew M. Caggia*
Senior Vice President and Chief Financial Officer

George W. Houseweart*
Senior Vice President, General Counsel and Secretary

Robert E. Hollingsworth*
Senior Vice President

Eric M. Nowling*
Vice President, Controller and Chief Accounting Officer

Peter S. Byrnes*
Vice President

Mitchell A. Statham*
Vice President

Yasuo Suzuki
President
*SMSC Japan***

*Executive Officer
**Subsidiary of SMSC

Designed by Curran & Connors, Inc. / www.curran-connors.com


SMSC
SUCCESS BY DESIGN

80 Arkay Drive
Hauppauge, New York 11788
Phone: 631-435-6000 Fax: 631-273-5550
www.smsc.com